UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☐   Form C: Offering Statement
☐   Form C-U: Progress Update: _____
☐   Form C/A: Amendment to Offering Statement: _____
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer: <u>SOMA Finance, Incorporated</u>

Legal status of issuer:

    Form: <u>Corporation</u>

    Jurisdiction of Incorporation/Organization: <u>Delaware</u>

    Date of organization: <u>October 18, 2021</u>

Physical address of issuer: <u>430 Park Avenue, 19th Floor, New York, NY 10022</u>

Website of issuer: <u>www.soma.finance</u>

Current number of employees: <u>None</u>

Total Assets:	Most recent fiscal year-end: $607,355	Prior fiscal year-end: $1,249,576
Cash & Cash Equivalents:	Most recent fiscal year-end: 42,443	Prior fiscal year-end: 231,407
Accounts Receivable:	Most recent fiscal year-end: _____	Prior fiscal year-end: ___
Short-term Debt:	Most recent fiscal year-end: _____	Prior fiscal year-end: ___
Long-term Debt:	Most recent fiscal year-end: _____	Prior fiscal year-end: ___
Revenues/Sales	Most recent fiscal year-end: 2	Prior fiscal year-end: 484
Cost of Goods Sold:	Most recent fiscal year-end: _____	Prior fiscal year-end: ___
Taxes Paid:	Most recent fiscal year-end: _____	Prior fiscal year-end: ___
Net Income:	Most recent fiscal year-end: (1,268,864)	Prior fiscal year-end: (4,025,409)

April 8, 2025

FORM C-AR



SOMA FINANCE, INCORPORATED

430 Park Avenue, 19th Floor
New York, New York 10022
www.soma.finance

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR") is being furnished by SOMA Finance, Incorporated, d/b/a SOMA.finance®, a Delaware Corporation ("SOMA", the "Company", "we" or "us") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.soma.finance no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR in April 8, 2025

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.



THIS DOCUMENT CONTAINS CONFIDENTIAL AND PROPRIETARY INFORMATION BELONGING TO SOMA FINANCE, INCORPORATED

This offering memorandum is based upon information provided by SOMA and other sources and is provided solely for the use of prospective investors in the SOMA Token (the "Token" or "SOMA") solely to determine whether to pursue a possible investment in the Token and may not be reproduced or used, in whole or in part, for any other purpose.

This memorandum does not purport to include all of the information that may be required to evaluate a possible investment in the Token; any recipient is encouraged to conduct its own independent analysis of the Token and the information contained herein. The Company has no obligation to update or correct any information contained in this memorandum.

NONE OF THE COMPANY OR ANY OF ITS EMPLOYEES, AFFILIATES OR REPRESENTATIVES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OF THE INFORMATION CONTAINED HEREIN OR ANY OTHER WRITTEN OR ORAL COMMUNICATION TRANSMITTED OR MADE AVAILABLE TO ANY INVESTOR OR ANY OF ITS AFFILIATES OR REPRESENTATIVES. EACH OF SUCH PARTIES EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY RELATING TO, OR RESULTING FROM, THE USE OF SUCH INFORMATION AND COMMUNICATIONS BY THE PROSPECTIVE INVESTOR OR ANY OF ITS AFFILIATES OR REPRESENTATIVES. ONLY THOSE PARTICULAR REPRESENTATIONS AND WARRANTIES, IF ANY, WHICH MAY BE MADE TO THE PROSPECTIVE INVESTOR IN ONE OR MORE DEFINITIVE AGREEMENTS WHEN, AS AND IF EXECUTED, AND SUBJECT TO SUCH LIMITATIONS AND RESTRICTIONS AS MAY BE SPECIFIED IN SUCH DEFINITIVE WRITTEN AGREEMENTS, SHALL HAVE ANY LEGAL EFFECT.

THIS MEMORANDUM AND THE ATTACHED EXHIBITS, WHICH ARE INCORPORATED BY THIS REFERENCE FOR ALL PURPOSES, ARE SUBMITTED FOR INFORMATION PURPOSES ONLY AND SOLELY FOR THE USE OF THE PERSON TO WHOM IT IS ADDRESSED. THIS MEMORANDUM AND THE ATTACHED EXHIBITS CONTAIN "FORWARD LOOKING" STATEMENTS. SUCH STATEMENTS INCLUDE BUT ARE NOT NECESSARILY LIMITED TO, DISCUSSION OF THE FUTURE BUSINESS STRATEGIES, EXPECTATIONS CONCERNING MARKET POSITION AND POSSIBLE FUTURE SALES, FUTURE REVENUES AND OPERATING PERFORMANCE, FUTURE OPERATIONS, MARKET ACCEPTANCE FOR SPECIFIC PRODUCTS AND SERVICES, PROFITABILITY, LIQUIDITY AND CAPITAL RESOURCES. WORDS SUCH AS (BUT NOT LIMITED TO) "MAY", "WILL", "LIKELY", "ANTICIPATE", "EXPECT", OR "BELIEVES" OR OTHER SIMILAR WORDS INDICATE FORWARD LOOKING STATEMENTS IN THIS MEMORANDUM. ALTHOUGH SOMA BELIEVES THAT ITS EXPECTATIONS REFLECTED IN THE FORWARD LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, THESE EXPECTATIONS MAY NOT PROVE TO BE CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTATIONS REFLECTED IN THESE FORWARD LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH UNDER THE HEADINGS "RISK FACTORS" AND "DISTRIBUTED LEDGER TECHNOLOGY FACTORS".



RISKS OF DIGITAL SECURITIES

The Issuer will use the SOMA.finance platform for issuing Digital Security Tokens, which are digital securities in digital wallets of investors through the Ethereum or Polygon blockchain. These digital tokens are directly delivered to the digital wallets of investors.

Investors are responsible for maintaining the security and confidentiality of their digital wallet password, secret phrase, and private key ("Credentials"). Investors must protect their Credentials from cybertheft. Investors must not share their Credentials with any other person. Neither SOMA nor any other party has access to an investor's Credentials. In the event of loss of Credentials, the investor will lose all assets in their digital wallet. SOMA or the Issuer will not be liable for any loss, damage, or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet. Post-subscription, investors must contact the Issuer or Issuer's transfer agent for replacement of lost digital securities. The Issuer or their transfer agent may charge a fee for the replacement of digital securities.

Blockchains keep all transaction history public using the public key of digital wallets. Investors may want to control access to the public key of their digital wallet except when they have to share the public key with a counterparty to execute a transaction.

If the blockchain is split or forked into two or more branches during the investment period, SOMA will, in its sole discretion, decide which branch of the blockchain it will use. Any investment commitment tokens issued by SOMA will be valid only on the branch of the blockchain which SOMA decides to use. Post-subscription, investors must contact the Issuer or Issuer's transfer agent to find out the branch of the blockchain which will be valid for the digital securities in the event of a split of the blockchain.

Excluding the replacement of digital securities upon payment of a fee, the Issuer or its transfer agent will not be liable for any loss, damage, or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet.

The SOMA.finance platform is based on blockchain technology, which is a relatively new, untested, and evolving technology. The Digital Security Token, an ERC20 standard token developed by SOMA, resides on the Ethereum, Polygon, or a similar blockchain. The investor must independently evaluate the risks and merits of the purchase of Digital Security Tokens and bear the risks thereof. The Investor understands that the Digital Security Tokens involve risks, all of which the Investor fully and completely assumes, including but not limited to, the risk that the technology associated with the SOMA.finance platform will not function as intended.

THE INVESTOR ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY CRYPTOGRAPHIC SOFTWARE OR DIGITAL SECURITY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE ISSUER OR SOMA, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE CRYPTOGRAPHIC SOFTWARE OR DIGITAL SECURITY TOKENS.



TABLE OF CONTENTS



EXECUTIVE SUMMARY

SOMA Finance, Incorporated, d/b/a SOMA.finance® ("SOMA", the "Company", "we" or "us") was founded as a Delaware limited liability company on October 18, 2021 and merged with its predecessor, TriDAO, Incorporated, on November 23, 2021. On September 22, 2023 SOMA converted into a C Corporation. The Company was founded by William B. Heyn, James R. Preissler, John Patrick Mullin, J. William D. Corkin and Rodrigo Quan Miranda as a joint project between the U.S. broker-dealer Tritaurian® Capital, Incorporated ("Tritaurian") and the Hong Kong based decentralized protocol MANTRA.

Related Companies

SOMA is an affiliate of Tritaurian and its sister company Tritaurian® Exchange, Incorporated ("Tritaurian Exchange"), but is not a licensed broker-dealer or a licensed money transmitter. SOMA, as a corporate entity, represents the technology and the branding of the SOMA platform but will not perform any regulated activities. All regulated activities will be performed by Tritaurian and/or Tritaurian Exchange.

The Business

SOMA was founded to build the technology and systems required for a platform for the issuance and purchase and sale of securities utilizing distributed ledger technology ("DLT"). As a semi-permissionless, decentralized web based platform utilizing automated peer to peer marketplace technology, the new platform is intended to combine the ease of use and accessibility of decentralized platforms with the safety and security of a regulated peer to peer platform.

The SOMA platform is built to utilize automated peer to peer marketplace ("APPM") technology (also known as automated market makers or "AMMs"). An automated peer to peer marketplace is a medium of exchange for securities utilizing a pre-set mathematical equation to determine trading prices. The equation itself is a simple algebraic expression of two variables and a constant or $X * Y = S$, where S equals a predetermined positive rational number constant and X and Y represent the number of tokens of each type in the APPM pool. The resulting parabolic asymptote defines the price of each security automatically and without input from the platform or the Firm.

At its core, SOMA will consist of several APPM pools which function as a decentralized, non-custodial marketplace for a range of cryptographic assets including native security tokens and tokenized public equities. While the on-boarding and qualifications will be different for various assets classes, the functionality for each will be the same and all will be consolidated into the same user interface to provide a seamless client interaction with the various markets.

A number of APPM platforms currently exist; however, they all share one common and fatal flaw. As permissionless, decentralized applications the users of these applications are, by definition, anonymous; this violates all principles of Know Your Client ("KYC") and Anti-Money Laundering ("AML") standards. Furthermore, the tokens traded are beyond the control of the application or the issuer once sold leaving no custody or control available in the event of bad actions, loss or theft. SOMA, through its compliant platform and underlying technology, addresses and solves these issues.

In order to solve the conundrum of providing investors with the "permissionless" and "decentralized" experience that users want, but providing it in a manner that conforms with securities laws, rules and regulations, the SOMA Network has been built from the ground up to address the required user experience while addressing the legal and regulatory requirements for the issuance and purchase and sale of securities.

The "SOMA Network" is made up of several independent cores that work together to provide the complete process:

Client Facing	Administrative	Back-End
SOMA Exchange	SOMA Admin	Indexer
SOMA Swap	SOMA Network Control	CRM
SOMA Starter		Notifications
SOMA Guard		KYC/AML



The fundamental key to providing the "decentralized" and "permissionless" experience while remaining compliant and legal, is the "SOMA Network Contract". All of the various SOMA smart contracts reference the address of the SOMA Network Contract to create global and interlinked functionality. This contract holds several important administrative functionalities:

- ► Encapsulates the individual SOMA smart contracts
- ► Each contract registered is an application (SOMA Starter, SOMA Guard, etc.)
- ► Each is explicitly registered in the network
- ► Each has its own permission systems and access roles associated
- ► Manages Admin and Operational on-chain roles

The interlinked functionality is what allows Tritaurian and SOMA to ensure that as "decentralized" and "permissionless" SOMA feels to a user, it is, in fact, "semi-permissionless" and "hybrid decentralized". The difference being that the Firm will maintain the required controls and security to make the platform compliant.

Tokens

The ultimate goal of the SOMA business plan is to create financial instruments that users will be able to purchase and sell on the SOMA platform. There will be a number of different types of tokens supported, but generally they will fit into three groups:

- ► Crypto-native tokens – these tokens are securities that will be issued by companies using the SOMA platform. Historically these token issuances have been called many things, ICOs, STOs, IEOs and IDOs among other sobriquets. However, the important distinction is that no matter what these offerings are called, based upon the Howey Test and Gary Plastic Packaging v. Merrill Lynch, they will be treated like the securities that they are on the SOMA platform.

- ► S Tokens – these tokens will be cryptographic tokens that can interact with and be bought and sold on the SOMA platform. Each token will represent an actual share of a publicly listed and traded stock on a registered exchange. These tokens will be covered in more detail in this business plan but, simply put, for example, for each share of Tesla ("TSLA") held by Tritaurian in its Clearing Brokerage account, one sTSLA token will be minted and placed on the SOMA Exchange.

- ► sUSD and sUSD+ – these tokens will be digital currency assets. The sUSD is a tokenized version of the U.S. Dollar with each sUSD equaling one U.S. Dollar held in the Firm's Omnibus Account. There will always be exactly the same number of sUSD as there are U.S. Dollars in the Firm's accounts. sUSD+ will be a registered money market security that acts as a yield generating alternative cash product. The SOMA.finance platform will initially operate using USDC, but eventually this will be phased out in favor of sUSD.

Blockchain

While the possibility of using an alternate blockchain for cost purposes and for redundancy purposes will be examined in the future, for the time being, all references to and applications on blockchain, or DLT, in the business plan refer to the Ethereum blockchain. While the SOMA network itself is blockchain agnostic by design, its initial application will be on Ethereum.

Data and Technology Hosting

Each module of SOMA (SOMA Guard, SOMA Swap etc.) is an independent technology module that is platform agnostic and platform interoperable. In other words, one module may be on Amazon Web Services and another may end up on a physical server blade and they can still interact normally. This is a primary security and redundancy protocol for SOMA to avoid being beholden to any one hosting platform. Currently, all data collected through the SOMA platform is backed up on redundant physical server blades with the highest current security standards.



RISK FACTORS

Investing in SOMA tokens involves a high degree of risk. You should carefully consider the risks we describe below, along with all of the other information set forth in this prospectus and the financial information provided, before deciding to purchase SOMA tokens. The risks and uncertainties described below are those significant risk factors, currently known and specific to us that we believe are relevant to an investment in SOMA tokens. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of SOMA tokens could decline substantially and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in SOMA tokens.

You may lose all monies that you spend purchasing SOMA tokens. If you are uncertain as to our business and operations or you are not prepared to lose all monies that you spend purchasing SOMA tokens, we strongly urge you not to purchase any SOMA tokens. We recommend you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the offering of our SOMA tokens as further detailed in this prospectus. Further, we recommend you consult independent legal advice in respect of the legality of your participation in the SOMA tokens sale.

In order to participate in this offering, a purchaser must complete the KYC / AML onboarding process and provide the Company with a digital wallet address to receive SOMA tokens. We do not recommend that you purchase SOMA tokens unless you have prior experience with cryptographic tokens, blockchain-based software and distributed ledger technology and unless you have received independent professional advice.

General Risk Factors

We have no operating history and have substantial doubt about our ability to continue as a going concern. Even if this offering is successful, we may need to raise additional capital in the future to continue operations, which may not be available on acceptable terms, or at all.

We are a recently formed company established under the laws of the state of Delaware with minimal activity and no historical operating results. We are in the process of obtaining an independent audit and we expect that we will express substantial doubt about our ability to continue as a going concern. To date, the Company has had no operations or income and we have entered into contractual arrangements committing us to future expenses, including the repayment of loans, as well as significant contingent obligations which are not currently reflected on our balance sheet.

Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. Even if we close this offering, there can be no assurance that we will ever generate any operating activity or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a development stage company with minimal operating results to date. Therefore, our ability to commence operations is dependent upon obtaining financing through borrowing against the SOMA Tokens. Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to acquire an operating business. We have not conducted any discussions and we have no plans, arrangements or understandings with any prospective acquisition candidates. We will not generate any revenues until the SOMA Platform is operational.



We will have losses, and we may never achieve profitability.

We will incur start-up costs and losses, and we anticipate that our expenses for the foreseeable future will increase. These efforts may become more expensive than we anticipate, and the Company, which has no current operations, may never be profitable. The SOMA Platform is not operational and there is no available timeline as to when the technology will be complete and/or all regulatory requirements have been met. Therefore, we cannot predict whether we will become profitable in the future.

We may have insufficient resources to cover our operating expenses and the expenses of initiating our business.

We expect that our ownership will provide sufficient amounts to pay the costs and expenses to develop for up to 24 months. However, if they fail to do so or if our estimate of the costs of undertaking our business plan are insufficient, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable, through loans or additional investments from our initial shareholders, officers, directors or third parties. None of our initial shareholders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, we may not be able to obtain additional financing. If we do not have sufficient funds to operate and are unable to obtain additional financing, we may be required to liquidate prior to initiating out business model.

Our ability to successfully effect our business strategy is dependent upon the efforts of our key personnel.

The role of our key personnel in the development of our business model is critical and, should they become unavailable for any reason we may not be able to complete our business plan.

It is likely that we will develop only a single business for the Company.

This lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate.

Changes in law or regulation could subject SOMA to further material, costly and constraining regulation, licensing qualifications and other requirements.

Legal or regulatory changes or interpretations of SOMA's existing and planned activities could require additional licensing or qualification of SOMA, or impose costly and contradictory regulatory burdens on SOMA, outside of management's current expectations. In addition, jurisdictions that do not currently require licensing or qualifications to conduct SOMA's existing and planned activities may adopt regulatory regimes that do require them. For example, in June 2019, the Financial Action Task Force (the "FATF") adopted new guidance on the registration and licensing requirements that should be applicable to Digital Assets and entities that provide services for the holders and issuers of Digital Assets. Among other things, this guidance urges countries which do not yet have regulatory systems in place to mitigate the issues presented by the potential misuse of Digital Assets to create them rapidly using a risk-based approach. Such additional requirements could cause SOMA to incur additional expenses, which could materially and adversely affect its business, financial condition and results of operations. In addition, even where activities have been approved and obtained necessary licenses, a change in the legal framework may render such activities illegal or no longer economically sustainable.

SOMA faces substantial litigation and regulatory risks.

As an enterprise whose material business lines will include financial services, SOMA will depend to a significant extent on its relationships with its clients and its reputation for integrity and high-caliber professional services. As a result, if a client is not satisfied with SOMA's services or if there are allegations of improper conduct, including improper conduct by any of SOMA's members, by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to SOMA, or if there is negative publicity and press speculation about SOMA, whether or not valid, it may harm SOMA's reputation and may be more damaging to SOMA than to businesses in other, non-financial industries.



The risks described above may be greater for companies in the distributed ledger industry as it is relatively new and clients, counterparties and regulators are expected to need significant education to understand the mechanics of products and services that rely on distributed ledger technology.

Some market participants may oppose the development of distributed ledger-based technology products and services like those central to SOMA's structure, which could adversely affect SOMA's ability continue to operate.

Many participants in the financial industry and other industries may oppose the development of products and services that utilize distributed ledger technology. The market participants who may oppose such products and services may include entities with significantly greater resources, including financial resources and political influence, than SOMA has. The ability of SOMA to operate and achieve its commercial goals could be adversely affected by any actions of any such market participants that result in additional regulatory requirements or other activities that make it more difficult for SOMA to operate.

SOMA may not be able to keep pace with rapidly changing technology and client or regulatory requirements.

The distributed ledger industry is characterized by rapid technological change, and new technologies could emerge that might enable SOMA's competitors to offer products and services with better combinations of price and performance, or that better address client requirements, than SOMA's products and services. Competitors may be able to respond more quickly and effectively than SOMA can to new or changing opportunities, technologies, standards or client requirements.

Cybersecurity incidents and other systems and technology problems may materially and adversely affect SOMA.

Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. The distributed ledger industry is a particular target for cybersecurity incidents, which may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to SOMA's systems or SOMA's clients' or counterparties' information, or exchanges on which SOMA trades, if any, all of which may include confidential information. These individuals or groups include employees, third-party service providers, customers and hackers. The information and technology systems used by SOMA and its service providers are vulnerable to unauthorized access, damage or interruption from, among other things: hacking, ransomware, malware and other computer viruses; denial of service attacks; network failures; computer and telecommunication failures; phishing attacks; infiltration by unauthorized persons; fraud; security breaches; usage errors by their respective professionals; power outages; terrorism; and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes.

SOMA relies on third-party service providers.

SOMA's operations could be interrupted or disrupted if SOMA's third-party service providers, or even the vendors of such third-party service providers, experience operational or other systems difficulties, terminate their service, fail to comply with regulations or raise their prices. SOMA may also suffer the consequences of such third-party providers' mistakes. SOMA outsources some of its operational activities and accordingly depends on relationships with many third-party service providers. For example, SOMA relies on third parties for certain services, including KYC and AML background checks, and systems development and maintenance. The failure or capacity restraints of third-party services, a cybersecurity breach involving any third-party service providers or the termination or change in terms or price of a third-party software license or service agreement on which SOMA relies could interrupt SOMA's operations. Replacing third-party service providers or addressing other issues with SOMA's third-party service providers could entail significant delay, expense and disruption of service. As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches, terminate their services or raise their prices, and SOMA is unable to replace them with other service providers, particularly on a timely basis, SOMA's operations could be interrupted. If an interruption were to continue for a significant period, SOMA's business, financial condition and results of operations could be adversely affected. Even if SOMA can replace third-party providers, it may be at a higher cost to SOMA, which could also adversely affect SOMA's business, financial condition and results of operations.



Finally, notwithstanding SOMA's efforts to implement and enforce strong policies and practices regarding third-party service providers, SOMA may not successfully detect and prevent fraud, incompetence or theft by its third-party service providers, which could adversely affect SOMA's business, financial condition and results of operations.

Competitors may attempt to imitate SOMA's technology.

As SOMA's business continues to expand, its competitors will likely imitate its technology, which could harm SOMA's business.

SOMA could be victim of employee misconduct.

SOMA or any of its affiliates could engage in misconduct that adversely affects SOMA's business. It is not always possible to deter such misconduct, and the precautions SOMA takes to detect and prevent such misconduct may not be effective in all cases. Misconduct by an employee of, or contractor to, SOMA or any of its affiliates, or even unsubstantiated allegations of such misconduct, could result in direct financial harm to SOMA.

SOMA's loss of access to its private keys or its experience of a data loss relating to its tokens could adversely affect SOMA.

Certain Digital Assets are controllable only by the possessor of the private key or keys relating to the "digital wallet" in which the Digital Asset is held. Private keys must be safeguarded and kept private in order to prevent a third party from accessing the Digital Assets while held in such wallet. To the extent a private key is lost, destroyed or otherwise compromised by SOMA or another digital party and no backup of the private key is accessible, SOMA will be unable to access the Digital Assets held in the related digital wallet. Any loss of private keys relating to digital wallets used to store SOMA's tokens could adversely affect its business, financial condition and results of operations.

Operational risk may materially and adversely affect SOMA's performance and results.

Operational risk is the risk of an adverse outcome resulting from inadequate or failed internal processes, people, systems or external events. SOMA's exposure to operational risk arises from routine processing errors, as well as extraordinary incidents, such as major systems failures or legal and regulatory matters. Because SOMA's business lines are reliant on both technology and human expertise and execution, SOMA is exposed to material operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of third-party service providers, counterparties or other third parties, failed or inadequate processes, design flaws and technology or system failures and malfunctions.

Operational errors or significant operational delays could materially negatively impact SOMA's ability to conduct its business or service its clients, which could adversely affect results of operations due to potentially higher expenses and lower revenues, create liability for SOMA or its clients or negatively impact its reputation. Recurring operational issues may also raise concerns among regulators regarding SOMA's governance and control environment.

SOMA may not be effective in mitigating risk.

SOMA is establishing risk management and oversight policies and procedures to provide a sound operational environment for the types of risk to which it is subject, including operational risk, credit risk, market risk and liquidity risk. However, as with any risk management framework, there are inherent limitations to SOMA's current and future risk management strategies, including risks that it has not appropriately anticipated or identified and that certain policies may be insufficient when used in connection with SOMA tokens. Accurate and timely enterprise-wide risk information is necessary to enhance management's decision-making in times of crisis. If SOMA's risk management framework proves ineffective or if SOMA's enterprise-wide management information is incomplete or inaccurate, it could suffer unexpected losses or fail to generate the expected revenue, which could materially adversely affect its business, financial condition and results of operations.



The regulation of Digital Assets and distributed ledger technology continues to evolve in every jurisdiction, and regulatory changes or actions may restrict the use of Digital Assets, the operation of distributed ledger technology that supports such Digital Assets and platforms that facilitate the trading of such Digital Assets.

As distributed ledger technology and digital tokens have grown in popularity and in market size, governments, regulators and self-regulators (including law enforcement and national security agencies) around the world are examining the operations of distributed ledger technology and digital tokens, issuers, users, investors and platforms. To the extent that any government or quasi-governmental agency exerts regulatory authority over the digital tokens industry in general, the issuance of digital tokens, and trading and ownership of and transactions involving the purchase and sale or pledge of such digital tokens, may be adversely affected, which could materially adversely affect SOMA's business, financial condition and results of operations.

The prices of Digital Assets are extremely volatile. Fluctuations in the price of digital tokens could materially and adversely affect SOMA's business.

The prices of virtual currencies, such as bitcoin and ether, and other Digital Assets have historically been subject to dramatic fluctuations and are highly volatile. A decrease in the price of a single Digital Asset may cause volatility in the entire Digital Asset industry. For example, a security breach that affects purchaser or user confidence in bitcoin or ether may affect the industry as a whole. This volatility may adversely affect interest in and demand for the products and services SOMA seeks to offer, which would materially adversely affect SOMA's business, financial condition and results of operations.

Distributed ledger networks, Digital Assets and the exchanges on which such assets are traded are dependent on internet infrastructure and susceptible to system failures, security risks and rapid technological change.

The success of distributed ledger technology-based products and services will depend on the continued development of a stable infrastructure, with the necessary speed, data capacity and security, and complementary products such as high-speed networking equipment for providing reliable internet access and services. Digital tokens have experienced, and are expected to continue to experience, significant growth in the number of users and amount of content. There is no assurance that the relevant public infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of distributed ledger technology will not be adversely affected by this continued growth. There is also no assurance that the infrastructure or complementary products or services necessary to make digital tokens a viable product for their intended use will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs to adapt to changing technologies. The failure of these technologies or platforms or their development could materially and adversely affect SOMA's business, financial condition and results of operation.

Furthermore, digital tokens are created, issued, transmitted, and stored according to protocols run by nodes within the blockchain network. It is possible these protocols have undiscovered flaws or could be subject to network scale attacks which could result in losses to SOMA. Finally, advancements in quantum computing could break the cryptographic rules of protocols which support certain digital tokens.

Malicious actors could manipulate distributed ledger networks and smart contract technology upon which digital tokens rely and increase the vulnerability of the distributed ledger networks.

If a malicious actor, including a state-sponsored actor, is able to hack or otherwise exert unilateral control over a particular distributed ledger network, or the digital tokens on such a network, that actor could attempt to divert assets from that distributed ledger or otherwise prevent the confirmation of transactions recorded on that distributed ledger. Such an event could materially and adversely affect SOMA's business. Digital tokens have been the subject of attempted manipulation by hackers to use them for malicious purposes. For example, misuses could occur if a malicious actor obtains a majority of the processing power controlling the Digital tokens validating activities and altering the distributed ledger on which Digital tokens transactions rely. Moreover, if the award for solving transaction blocks for a particular Digital tokens declines, and transaction fees are not sufficiently high, the incentive to continue validating distributed ledger transactions would decrease and could lead to a stoppage of validation activities. The collective processing power of that distributed ledger would be reduced, which would adversely



affect the confirmation process for transactions by decreasing the speed of the adaptation and adjustment in the difficulty for transaction block solutions. Such slower adjustments would make the distributed ledger network more vulnerable to malicious actors' obtaining control of the processing power over distributed ledger network processing.

The network contributors for certain digital tokens could propose amendments to the network protocols and software for digital tokens that, if accepted and authorized by the network for the digital tokens, could adversely affect SOMA.

The networks for certain digital tokens are based on a protocol governing the peer-to-peer interactions between computers connected to each other within that network. The development team for a network (if any) might propose and implement amendments to a network's source code through software upgrades altering the original protocol, including fundamental ideas such as the irreversibility of transactions and limitations on the validation of blockchain software distributed ledgers. Such changes to original protocols and software could materially and adversely affect SOMA's business.

Banks or other third-party services providers may decline to provide services to companies engaged in distributed ledger-related businesses, including SOMA.

A number of companies that provide distributed ledger technology-related products and services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to distributed ledger technology-related companies, including SOMA, for a number of reasons, such as perceived compliance risks or costs. Similarly, continued general banking difficulties may decrease the utility or value of digital tokens or harm public perception of those assets. In addition to banks, other third-party service providers including accountants, lawyers and insurance providers may also decline to provide services to companies engaged in distributed ledger technology-related businesses because of the perceived risk profile associated with such businesses or the lack of regulatory certainty. The failure of distributed ledger technology-related businesses to be banked or obtain services could materially and adversely affect SOMA's business, financial condition and results of operation.

The extent to which Digital Assets are used to fund criminal or terrorist enterprises or launder the proceeds of illegal activities could materially impact SOMA's business.

The potential, or perceived potential, for anonymity in transfers of digital tokens, as well as the decentralized nature of distributed ledger networks, has led some terrorist groups and other criminals to solicit certain digital tokens for capital raising purposes. As digital tokens have grown in both popularity and market size, government authorities have been examining the operations of distributed ledger technology and digital tokens, their users, investors and exchanges, concerning the use of digital tokens for the purpose of laundering the proceeds of illegal activities or funding criminal or terrorist enterprises. In addition to the current market, new distributed ledger networks or similar technologies may be developed to provide more anonymity and less traceability.

The use of digital tokens for illegal purposes, or the perception of such use, even if such use does not involve SOMA's services or products, could result in significant damage to SOMA's reputation, damage to the reputation of digital tokens and a loss of confidence in the services provided by the distributed ledger technology community as a whole.

Political or economic crises may motivate large-scale sales of digital tokens, which would result in a reduction in values and materially and adversely affect SOMA.

As an alternative to fiat currencies that are backed by central governments, Virtual Currencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of Digital Assets either globally, regionally or locally. Large-scale sales of certain Digital Assets would result in a



reduction in their value and could materially and adversely affect SOMA's business, financial condition and results of operations.

Economic, political and market conditions, worldwide, can adversely affect SOMA's business, results of operations and financial condition.

SOMA's business is influenced by a range of factors that are beyond its control and that it has no comparative advantage in forecasting. These include, among others:

▶ general economic and business conditions;

▶ overall demand for SOMA's products and services; and

▶ general legal, regulatory and political developments.

Macroeconomic developments, like the developments associated with the United Kingdom's vote to exit the EU ("Brexit"), evolving trade policies between the U.S. and international trade partners, including the People's Republic of China (the "PRC") or the occurrence of similar events in other countries that lead to uncertainty or instability in economic, political or market conditions could negatively affect the Token or SOMA's business, operating results and financial condition and/or the business of any of its third-party service providers. Furthermore, any general weakening of, and related declining confidence in, the global economy or the curtailment of government or corporate spending could cause potential clients to delay, decrease or cancel purchases of and the Token or the adoption of distributed ledger technology in general.

Force majeure events may materially and adversely affect the business continuity of SOMA.

SOMA may be affected by events beyond its control, including acts of nature, fires, floods, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, civil unrest, change in overall legal framework and labor strikes. Some such events may adversely affect the ability of SOMA or a counterparty to SOMA to perform its obligations. In addition, the cost to SOMA of repairing or replacing its damaged reputation or assets as a result of such an event could be considerable. Certain events such as war or an outbreak of an infectious disease could have a broader negative impact on the world economy and international business activity generally, or in any location in which SOMA may invest or conduct its business specifically.

The continuation of the global pandemic known as COVID-19 could adversely affect the business of SOMA.

Events beyond its control that may affect SOMA, including COVID-19. The continuing pandemic may adversely affect the ability of SOMA or a counterparty to SOMA to perform its obligations. In addition, the cost to SOMA of repairing or replacing its damaged reputation or assets as a result of such an event could be considerable. The pandemic could continue to have a broader negative impact on the world economy and international business activity generally, or in any location in which SOMA may invest or conduct its business specifically.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our business plan.

A company that, among other things, is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, trading or holding certain types of securities would be deemed an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Although we do not believe that our anticipated principal activities will subject us to the Investment Company Act, if we do become subject to the Investment Company Act, we would be forced to comply with applicable regulations, which could be costly and time consuming.

There is currently no market for our tokens and a market for our tokens may not develop, which would adversely affect the liquidity and price of our tokens.



There is currently no market for our tokens. Investors therefore have no access to information about prior market history on which to base their investment decision. Following this offering, the price of our securities may vary significantly due to our reports of operating losses, the filing of periodic reports with the SEC, if any, and general market or economic conditions. Furthermore, an active trading market for our tokens may never develop or, if developed, it may not be sustained. You may be unable to sell your tokens unless a market can be established and sustained. The absence of a market for our tokens will likely have an adverse effect on the price of our tokens.

The determination for the offering price of our tokens is more arbitrary compared with the pricing of tokens for an operating company in a particular industry.

Prior to this offering there has been no public market for any of our tokens. The public offering price of the tokens was determined by us.

Our directors may not be considered "independent" under the policies of the North American Securities Administrators Association, Inc.

Our directors will be paid for services rendered by them on our behalf and will own SOMA tokens. Under the policies of the North American Securities Administrators Association, Inc., an international organization devoted to investor protection, because each of our directors will be compensated, will own shares of our securities and may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf (such as identifying potential target businesses and performing due diligence on suitable business combinations), state securities administrators could argue that all of such individuals are not "independent" as that term is commonly used. If this were the case, they would take the position that we would not have the benefit of any independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. Additionally, there is no limit on the amount of out-of-pocket expenses that could be incurred and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which would include persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Although we believe that all actions taken by our directors on our behalf will be in our best interests, whether or not they are deemed to be "independent," we cannot assure you that this will actually be the case. If actions are taken, or expenses are incurred that are actually not in our best interests, it could have a material adverse effect on our business and operations, and a material adverse effect on the price of the stock held by the public shareholders. In addition, we will not have an independent audit committee. As such, and because none of our directors may be deemed "independent," we may not have the benefit of an independent body examining the propriety of expenses incurred on our behalf that are subject to reimbursement (as discussed above).

Distributed Ledger Technology Risk Factors

The SEC could take the position that a token issued on the SOMA platform are a security separate from the underlying security, which could have a material adverse effect on SOMA's ability to operate.

The SOMA platform is intended to operate as a platform for the issuance, purchase and sale of securities utilizing distributed ledger technology ("DLT") utilizing automated peer to peer marketplace ("APPM") technology. This system is premised on token not be treated as separate securities from the securities they represent. If the SEC takes the position that the SOMA tokens should be treated as a separate security, the SOMA platform may not be operate as intended and it could result in a complete loss of your investment.

Blockchain is a nascent and rapidly changing technology and there remains relatively small use of blockchain networks and blockchain assets in the retail and commercial marketplace. The slowing or stopping of the development or acceptance of blockchain networks may adversely affect an investment in our Company.

Blockchain technology is a new and rapidly evolving industry that is subject to a high degree of uncertainty. Factors affecting the further development of the blockchain industry include:

▶ continued worldwide growth in the adoption and use of blockchain networks and assets;



- the maintenance and development of the open-source software protocol of blockchain networks;

- changes in consumer demographics and public tastes and preferences;

- the popularity or acceptance of the Bitcoin or Ethereum networks;

- the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

- government and quasi-government regulation of blockchain networks and assets, including any restrictions on access, operation and use of blockchain networks and assets; and

- the general economic environment and conditions relating to blockchain networks and assets.

Our business model is dependent on continued investment in and development of the blockchain industry and related technologies. If investments in the blockchain industry become less attractive to investors or innovators and developers, or if blockchain networks and assets do not gain public acceptance or are not adopted and used by a substantial number of individuals, companies and other entities, it could have a material adverse impact on our prospects and our operations.

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations.

Blockchain is an emerging technology that offers new capabilities which are not fully proven in use. There are limited examples of the application of distributed ledger technology. In most cases, software used by blockchain asset issuing entities will be in an early development stage and still unproven. As with other novel software products, the computer code underpinning the SOMA tokens and Ethereum blockchain (the SOMA token is a smart contract that is compatible with the Ethereum blockchain) may contain errors, or function in unexpected ways. Insufficient testing of smart contract code, as well as the use of external code libraries, may cause the software to break or function incorrectly. Any error or unexpected functionality may cause a decline in value of the SOMA tokens and result in substantial losses to purchasers of SOMA tokens.

If we discover errors or unexpected functionalities in the SOMA tokens smart contract after it has been deployed, we may make a determination that the SOMA tokens smart contract is defective and that its use should be discontinued. Although we intend to replace the SOMA tokens and the SOMA tokens smart contract with a new token using a new smart contract, we may be required to take certain measures, such as freezing digital wallet addresses so that such wallets cannot transfer SOMA tokens, which may disrupt trading in the SOMA tokens. Such a determination and our subsequent deployment of a new smart contract and replacement token could have a material effect of the value of any investment in the SOMA tokens or our business.

The creation and operation of digital platforms for the public trading of blockchain assets will be subject to potential technical, legal and regulatory constraints. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

Risks associated with the distributed ledger technology could affect our business directly or the market for blockchain assets generally. In either case, the occurrence of these events could have a materially adverse effect on an investment in the Company.

The open-source structure of blockchain software means that blockchain networks may be susceptible to malicious cyber-attacks or may contain exploitable flaws, which may result in security breaches and the loss or theft of blockchain assets.



Most blockchain networks operate based on some form of open-source software. An open-source project is not represented, maintained or monitored by an official organization or authority. Because of the nature of open-source software projects, it may be easier for third parties not affiliated with the issuer to introduce weaknesses or bugs into the core infrastructure elements of the blockchain network. This could result in the corruption of the open-source code which may result in the loss or theft of blockchain assets.

Blockchain networks may be the target of malicious attacks seeking to identify and exploit weaknesses in the software. Such events may result in a loss of trust in the security and operation of blockchain networks and a decline in user activity which could have a negative impact on the Company.

Each blockchain network, including the Ethereum network, is dependent upon its users and contributors, and actions taken, or not taken, by the users or contributors of a blockchain network could damage its reputation and the reputation of blockchain networks generally.

Developers and other contributors to blockchain network protocols generally maintain or develop those blockchain networks, including the verification of transactions on such networks. Because the networks are decentralized, these contributors are generally not directly compensated for their actions. Therefore, most blockchain networks provide that such contributors receive awards and transfer fees for recording transactions and otherwise maintaining the blockchain network. Such fees are generally paid in the blockchain asset of that network.

The security and integrity of blockchain assets, including the value ascribed to blockchain assets, relies on the integrity of the underlying blockchain networks. We are issuing the SOMA tokens as an Ethereum Request for Comment 20 ("ERC20") blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain.

If the awards and fees paid for maintenance of a network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the blockchain network. To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transfer fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transfer fees. Any widespread delays in the recording of transactions could result in a loss of confidence in the blockchain network and its assets. To the extent that this occurs with regard to blockchain networks that underlie the blockchain assets traded on our platforms, including the Ethereum network, it could have a materially adverse effect on an investment in the Company. To the extent that this occurs with regard to the Ethereum network, it could have a materially adverse effect on an investment in the SOMA tokens.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of Bitcoin, Ether and/or other blockchain assets could materially and adversely affect the Company.

The prices of blockchain assets such as Bitcoin and Ether have historically been subject to dramatic fluctuations and are highly volatile. As relatively new products and technologies, blockchain assets have only recently become accepted as a means of payment for goods and services, and such acceptance and use remains limited. Conversely, a significant portion of demand for blockchain assets is generated by speculators and investors seeking to profit from the short- or long-term holding of blockchain assets.

In addition, some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. As a result, trading platforms or blockchain assets may seek to inflate demand for a specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

The market price of these blockchain assets, as well as other blockchain assets that may be developed in the future, may continue to be highly volatile. A lack of expansion, or a contraction of adoption and use of blockchain assets, may result in increased volatility or a reduction in the price of blockchain assets.

Several additional factors may influence the market price of blockchain assets, including, but not limited to:



- ► Global blockchain asset supply;

- ► Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset trading platforms and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;

- ► Changes in the software, software requirements or hardware requirements underlying the blockchain networks;

- ► Changes in the rights, obligations, incentives, or rewards for the various participants in blockchain networks;

- ► The cost of trading and transacting in blockchain assets, and whether such costs may become fixed or standardized;

- ► Investors' expectations with respect to the rate of inflation;

- ► Interest rates;

- ► Currency exchange rates, including the rates at which blockchain assets may be exchanged for fiat currencies;

- ► Fiat currency withdrawal and deposit policies of blockchain asset trading platforms and liquidity on such platforms;

- ► Interruptions in service or other failures of major blockchain asset trading platforms;

- ► Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in blockchain networks or blockchain assets;

- ► Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

- ► Regulatory measures, if any, that affect the use of blockchain assets;

- ► The maintenance and development of the open-source software utilized in blockchain networks;

- ► Global or regional political, economic or financial events and situations; or

- ► Expectations among blockchain network participants that the value of such blockchain assets will soon change.

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain industry and may affect other blockchain assets. For example, a security breach that affects investor or user confidence in Ether or Bitcoin may affect the industry as a whole and may also cause the price of other blockchain assets to fluctuate.

The value of blockchain assets and fluctuations in the price of blockchain assets could materially and adversely affect our business and investment in the Company.

The regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets.



Initially, it was unclear how distributed ledger technologies, blockchain assets and the businesses and activities utilizing such technologies and assets would fit into the current web of government regulation. As blockchain networks and blockchain assets have grown in popularity and in market size, international, federal, state and local regulatory agencies have begun to clarify their position regarding the sale, purchase, ownership and trading of blockchain assets.

Regulation of the trading of blockchain assets has recently evolved significantly. On November 16, 2018, the Division of Corporation Finance, Division of Investment Management, and Division of Trading and Markets issued the Statement on Digital Asset Securities Issuance and Trading, confirming the applicability of the federal securities law framework to new and emerging technologies, such as blockchain assets. The Statement summarized the Commission's stance with regard to actors and institutions that sell security tokens in initial offerings or develop and facilitate the secondary market for security tokens. Although the Statement provides additional guidance to participants in the blockchain asset marketplace, in general the regulation of blockchain assets under the current regulatory framework applicable to currencies or securities remains in its early stages and is subject to uncertainty.

In addition, various legislative and executive bodies in the United States and in other countries have shown that they intend to adopt legislation to regulate the sale and use of blockchain assets. Such legislation may vary significantly among jurisdictions, which may subject participants in the blockchain trading marketplace to different and perhaps contradictory requirements.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and elsewhere, may materially and adversely impact the development and growth of blockchain networks and the adoption and use of blockchain assets. The imposition of restrictions on all blockchain assets, or certain blockchain assets, could affect the value, liquidity and market price of blockchain assets subject to heighten regulation, by limiting access to marketplaces or exchanges on which to trade such blockchain assets, or imposing restrictions on the structure, rights and transferability of such blockchain assets. Some governments may seek to ban transactions in blockchain assets altogether.

The Company may be prevented from entering, or it may be required to cease operations in, a jurisdiction that makes it illegal or commercially unviable or undesirable to operate in such jurisdiction. Although it is impossible to predict the positions that will be taken by certain governments, any regulatory changes affecting blockchain assets could be substantial and materially adverse to the development and growth of our business and investment in the Company.



THE COMPANY AND ITS BUSINESS

SOMA Finance, Incorporated, d/b/a SOMA.finance™ ("SOMA", the "Company", "we" or "us") was founded as a Delaware limited liability company on October 18, 2021 and merged with its predecessor, TriDAO, Incorporated, on November 23, 2021. On September 22, 2023 SOMA converted into a C Corporation. The Company was founded by William B. Heyn, James R. Preissler, John Patrick Mullin, J. William D. Corkin and Rodrigo Quan Miranda as a joint project between the U.S. broker-dealer Tritaurian® Capital, Incorporated ("Tritaurian") and the Hong Kong based decentralized protocol MANTRA.

Related Companies

SOMA is an affiliate of Tritaurian and its sister company Tritaurian® Exchange, Incorporated ("Tritaurian Exchange"), but is not a licensed broker-dealer or a licensed money transmitter. SOMA, as a corporate entity, represents the technology and the branding of the SOMA platform but will not perform any regulated activities. All regulated activities will be performed by Tritaurian and/or Tritaurian Exchange.

The Business

SOMA was founded to build the technology and systems required for a platform for the issuance and purchase and sale of securities utilizing distributed ledger technology. As a semi-permissionless, decentralized web based platform utilizing automated peer to peer marketplace technology, the new platform is intended to combine the ease of use and accessibility of decentralized platforms with the safety and security of a regulated peer to peer platform.

The SOMA platform is built to utilize automated peer to peer marketplace ("APPM") technology (also known as automated market makers or "AMMs"). An automated peer to peer marketplace is a medium of exchange for securities utilizing a pre-set mathematical equation to determine trading prices. The equation itself is a simple algebraic expression of two variables and a constant or $X * Y = S$, where S equals a predetermined positive rational number constant and X and Y represent the number of tokens of each type in the APPM pool. The resulting parabolic asymptote defines the price of each security automatically and without input from the platform or the Firm.

At its core, SOMA will consist of several APPM pools which function as a decentralized, non-custodial marketplace for a range of cryptographic assets including native security tokens and tokenized public equities. While the on-boarding and qualifications will be different for various assets classes, the functionality for each will be the same and all will be consolidated into the same user interface to provide a seamless client interaction with the various markets.

A number of APPM platforms currently exist; however, they all share one common and fatal flaw. As permissionless, decentralized applications the users of these applications are, by definition, anonymous; this violates all principles of Know Your Client and Anti-Money Laundering standards. Furthermore, the tokens traded are beyond the control of the application or the issuer once sold leaving no custody or control available in the event of bad actions, loss or theft. SOMA, through its compliant platform and underlying technology, addresses and solves these issues.

In order to solve the conundrum of providing users with the "permissionless" and "decentralized" experience that users want, but providing it in a manner that conforms with securities laws, rules and regulations, the SOMA Network has been built from the ground up to address the required user experience while addressing the legal and regulatory requirements for the issuance and purchase and sale of securities.

The "SOMA Network" is made up of several independent cores that work together to provide the complete process:

Client Facing	Administrative	Back-End
SOMA Exchange	SOMA Admin	Indexer
SOMA Swap	SOMA Network Control	CRM
SOMA Starter		Notifications
SOMA Guard		KYC/AML



The fundamental key to providing the "decentralized" and "permissionless" experience while remaining compliant and legal is the "SOMA Network Contract". All of the various SOMA smart contracts reference the address of the SOMA Network Contract to create global and interlinked functionality. This contract holds several important administrative functionalities:

- ▶ Encapsulates the individual SOMA smart contracts
- ▶ Each contract registered is an application (SOMA Starter, SOMA Guard, etc.)
- ▶ Each is explicitly registered in the network
- ▶ Each has its own permission systems and access roles associated
- ▶ Manages Admin and Operational on chain roles

The interlinked functionality is what allows Tritaurian and SOMA to ensure that as "decentralized" and "permissionless" SOMA feels to a user, it is, in fact, "semi-permissionless" and "hybrid decentralized". The difference being that the Firm will maintain the required controls and security to make the platform compliant.



SOMA Guard

SOMA Guard is the on-boarding system and front end for the SOMA Network. SOMA Guard serves two primary purposes, first, it is the gateway for a user to enter into the SOMA ecosystem as a trusted and known person or entity and second, it maintains a system of regular checks and reviews to assure that an approved person or entity does not slide out of compliance during their lifetime in the ecosystem.

Onboarding

When a potential user first signs onto the SOMA ecosystem they are given a unique application code which serves as their identifier for both SOMA and for them. During the initial Know Your Client process the user is required to enter documents to establish proof of identity and proof of residence. The user is further prompted to fill out a suitability questionnaire that includes questions about standard financial sophistication as well as blockchain and crypto related sophistication. As selection of the steps (but not all) are pictured below:



In addition to the traditional identity verification steps, users are required to submit "proof of life" to confirm that their image is real and not a two dimensional false image. This process involves the investor looking into their computer or phone camera and moving their head to render a three dimensional image of themselves.

In the event that the user indicates that they are a U.S. person and claims to be accredited, they will be further prompted to provide a third party confirmation letter, either one of their own or one that they can download from the SOMA site and provide for their third party confirmer.

Critically, each user will also be required to submit a digital wallet for use in conjunction with the platform. These wallets, owned and controlled by the user, will registered and permissioned with the SOMA platform and maintain custody and control of the user's tokens.

Once the data collection is complete, the KYC information is sent through to the SOMA platform for document and identity check as an initial scan and report. The SOMA platform provides the information to Tritaurian as a first step to avail itself of the document and data base confirmations available on the platform. It is not the KYC check; it is simply one tool that the Firm uses in processing the KYC information.

Once the KYC information is confirmed with SOMA, the previously provided blockchain wallet is then reviewed using on-chain analytics to scan for previous bad acts by the wallet holder.

Ongoing Review

After acceptance (see "SOMA Admin" below), SOMA Guard has pre-set regular checks to request document updates upon expiration. Further, on-chain analytics are constant so that in the event that a white-listed wallet is subsequently involved in dubious activity, the wallet will be frozen and compliance personnel will be alerted.



SOMA Admin

Once all of the initial steps have been completed, SOMA Guard will compile the information, the KYC and AML review and the on-chain digital wallet review into a single report. Based upon the information, the report will be given a risk score and graded as to risk level. It will then be sent on to a live FINRA Series 24 registered principal of the Firm. The information collected through SOMA Guard is presented in the SOMA Admin panel and the compliance officer will have access to all of the relevant information on the applicant.

Once the applicant has been approved, they will be "white-listed" in the SOMA Network, which is written onto the blockchain and is therefore indelible and cannot be gamed or spoofed. In order to save on the cost incurred to interact with a blockchain, commonly known as gas fees, the writing to the blockchain is done in batches; however, SOMA Admin gives the compliance officer the option of immediately writing data to the blockchain. This function is in place in the event that an existing user needs to be restricted on an immediate basis subsequent to being white-listed. *No personal information is included in the blockchain entry, simply codes, as discussed below.*

White Listing

Approval for interaction with the SOMA Network, or white listing, is a multi-faceted approval process. Each applicant is assigned an "access code" depending on what they are permitted to buy or sell. The SOMA Network was built with codes that correspond to a specific type of security or asset. At current, the primary access codes would correspond to Regulation D (is the user accredited: yes/no), Regulation S (is the user a U.S. person: yes/no) and so on.

These user based permissions correspond to permissions tagged to each security on the SOMA Exchange and form the control layer over the otherwise "permissionless" system, as will be discussed below. In summary:

- No person or process can trade on SOMA unless they are successfully white listed to do so.
- White listing is built up of a series of definable "privileges" that are assigned on a "per wallet" basis. A wallet either has the privilege to trade or it does not.
- At the most basic level, every attempted transaction with a SOMA security is checked against the white list and if the required privileges are not present, the transaction fails.
- Additional checks allow for a wallet to be permanently "blacklisted" or temporarily "locked", overriding any other privileges assigned.

Pause, Lock, Black List

Once an applicant (or trading asset, see below) has been white listed, they are constantly monitored for AML violations as well as improper platform activity, fraud or non-compliance. In the event that a user or asset needs to be deactivated, the SOMA Network provides numerous options to the compliance staff. The three levels of control afforded to the compliance staff are as follows:

- Pause: Temporarily suspends a permission for investigation. Since it is temporary, this will often be the first step giving compliance staff time to investigate.
- Lock: A more permanent removal of permissions, it is intended for long term use and investigation or to allow for a non-compliant action to be cured if possible.
- Black List: A permanent removal of permissions, in the event that a black listed user or asset is eligible for reinstatement they will need to begin their SOMA Guard process over from the beginning.

For operational safety, "pause" is available to all certified compliance offers in the system, "lock" is only available to senior compliance officers and "black list" must be performed by the most senior level of compliance supervisors.

To further aid the compliance staff in monitoring users and assets, each control level is variably applicable at several different levels:



Individual Permissions – each user can have individual permissions suspended, for example, if a previously accredited U.S. person becomes non-accredited, compliance staff can remove his permission to purchase Reg D tokens but continue to allow them to purchase Reg CF tokens.

Wallet – each user's wallet can be suspended as a whole, disallowing all trading in all assets, in the event of general non-compliance, the discovery of bad acts or at the direction of a regulator.

Token – each individual token can be independently restricted from being available to all users in the event of trading issues, identified fraud or at the direction of a regulator.

APPM – each separate APPM pool can be completely disabled in the event trading issues are discovered in either token or at the direction of a regulator.

System – the SOMA network also has a system wide "kill switch" that will immediately and instantaneously pause all transactions and movement on the entire network. This would only be used in the event of a major system wide attack or breach, or at the direction of a regulator. For obvious reasons, access to this "kill switch" is available only to the most senior compliance officer supervisors.

Access to the SOMA Admin panel comes through the SOMA Network Control Panel (discussed later) which, among other things, grants SOMA Admin access roles.



SOMA Starter

SOMA Starter is the launchpad for new assets and securities to initiate and be listed on the SOMA platform. This application will be the method used by issuers with the assistance of SOMA staff to create new tokens to be listed on the SOMA Exchange (discussed later) and bought or sold with the SOMA Swap (discussed later).

The primary usage of SOMA Starter will be new issuances by companies looking to raise capital on the SOMA platform using Regulation D, A, S or CF. Prior to being granted access to the platform, companies will go through the standard due diligence, engagement and acceptance process with Tritaurian. Potential clients also go through the standard KYC/AML process prior to onboarding and then will be required to access SOMA Guard to complete their acceptance.

Once they have been approved, the company will gain access to the SOMA Starter portal. Once on the SOMA Starter portal, the new issuer will enter their corporate information, name, address, business description as well as any required documents, offering memoranda, pitch decks and any other required documents.

Specific information regarding the offering will be entered as well. The number of tokens to be sold, the amount to be raised and other deal parameters. Critically, at this point, the designation of which exemption the offering will be relying upon will be entered, Regulation D, A, S or CF, this information will be coded into the token as it is issued to interact with the permissions code from each user of the platform. In order to purchase a Reg S token, a user must have the Reg S permission in their profile or the transactions will fail (see SOMA Swap below).

Tritaurian compliance staff, through the SOMA Admin panel, have the same abilities to white list, pause, lock and black list these clients at either a corporate or token level. For example, if a client becomes non compliant, the entire company can be "paused", however, if a client has multiple stock classes listed and one of them encounters issues, that single stock class can be independently paused.

Once the offering is enabled, tokens for the offering will be minted and allowed on the platform. At this point, properly white listed users of the SOMA platform will be able to view the company and offering information perform their own research and due diligence and decide whether or not to participate in an offering. In the event that an investor is not qualified to purchase a specific token, such as a non-accredited U.S. person and a Reg D offering, the project will be visible to them but they will not be able to interact with it.



SOMA Exchange

SOMA Exchange gives users an overview of the SOMA platform, including the different prices for buying or selling various assets on the platform across unique pairs. The SOMA Exchange will provide a main dashboard of the platform and link together different user applications in the user interface.

ⓘ Your application has been received and it will be processed within 1-2 days.   ✕

🔵 0xcC7d...7626

SOMA Token
Lockdrop
Swap
Liquidity
Earn
Dashboard

Account

KYC
Pending

Transaction history   🖨

| Starter | Lockdrop | Earn | Swap | Liquidity |

Starter   All transactions are successful

Date & time ↓	Type	Title	Amount	Payment asset	Amount	Project token	TX ID
			No data available				

Asset analytics

Asset	Price	Volume	TVL ↓
💲 **USD Coin** USDC	$ 1	$ 65.9313	$ 8.2M
🅰 **SOMA Amazon** sAMZN	$ 131.692	$ 20.9686	$ 3.3M
SOMA Tesla sTSLA	$ 231.281	$ 21.9971	$ 1.4M
G SOMA Google sGOOG	$ 322.465	$ 9.985039	$ 1.3M
SOMA Facebook sMETA	$ 294.24	$ --	$ 1.2M
🍎 **SOMA Apple** sAAPL	$ 177.568	$ 12.9806	$ 1.1M

ⓘ Resources

©SOMA.finance   Legal & privacy   🟢 Active

From this initial page, users of the platform can review summary information about the various tokens and pools and select individual pools to find more information, such as the pages created in SOMA Starter, or trade in the various pools using SOMA Swap.



SOMA Swap

SOMA Swap is the network's interface with the various APPMs that construe the core of the SOMA platform. Traditionally the "purchase" of a security has been considered a single vector transaction. The security is either purchased (or sold) in exchange for currency within a brokerage account. In the trading of blockchain based currencies, assets and securities the transactions are considered to be dual vector – one "swaps" Ethereum for a security token (i.e. buys the token with Ethereum) or "swaps" the security token for Ethereum (i.e. sells the token for Ethereum).

SOMA Swap allows users to exchange cryptocurrency assets and SOMA issued tokens via an Ethereum fixed swap smart contract. The SOMA Swap smart contract is a fork of Uniswap V2 with extensive modifications to create the compliant experience described herein and have control over insurance, user permissions and onboarding on the SOMA platform. The user interface is similar to that of Uniswap, making it easy for DeFi experienced users to utilize the SOMA product. For users that are new to DeFi, the interface is exceptionally simple and user friendly.

It is important that in "forking" Uniswap V2, SOMA is simply utilizing the open source software provided by Uniswap and is not in any way affiliated, beholden to or working with Uniswap itself. SOMA used the existing code as it is simple, reliable and tested.

When a user decides to effect a purchase or sale on the SOMA Exchange, they will be routed to the SOMA Swap function and will be presented the trade opportunity in a process as follows:



Trade
ETH
0
Balance: 3.25 ETH Max
$ 0.00
sAAPL
0
Balance: 57 sAAPL
$ 0.00
1 ETH = 19.86 sAAPL = 3000 USD
Trade
Create New Position
Select Token Pair
ETH
2.25
Balance: 3.25 ETH Max
$ 319,819.68
sAAPL
100
Balance: 57 sAAPL Max
$ 319,819.68
Select Fee Tier
0.02% Best for stable pairs
0.03% Best for most pairs
0.05% Best for exotic pairs
Create New Pool and Supply Liquidity
By adding liquidity you'll earn 0.3% of all trades on this pair proportional to your share of the pool. Fees are added to the pool, accrue in real time and can be claimed by withdrawing your liquidity.
Confirm New Position
YOU WILL RECEIVE
0.0108695
sAAPL/ETH LP Tokens
0.0108695
SAAPL DEPOSITED
0.0108695
ETH DEPOSITED
RATES
1 sAAPL = 1.284 ETH
1 ETH = 0.889 sAAPL
SHARE OF POOL
0.0201926%
TRADE FEE
0.03%
Confirm New Position
Output is estimated. If the price changes by more then 0.5%your transaction will revert.

In the example above, the user has swapped Ethereum (ETH) for a share of tokenized Apple stock (sAAPL), i.e. purchased Apple.

The transaction would look similar but the other direction for the user to swap sAAPL for ETH, i.e. sell Apple.

Options available to a user on SOMA Swap are to buy, sell or add liquidity. When adding liquidity to the Swap the user provides both tokens to the pool to create buyable or saleable tokens and receives a portion of the fees associated with any buy or sell orders.



SOMA Network Control

All of the SOMA network modules are controlled and run through the SOMA Network Control Panel. The Control Panel monitors the interaction between the various applications, for example, alerting SOMA Guard that an entry has been made into SOMA Admin and reporting a purchase or sale on SOMA Swap to the SOMA Exchange.

The SOMA Network is a container that packages up all code relating to SOMA. Through compiling various software components, the SOMA Network has been designed to improve security, efficiency and reliability of the platform as it scales.

The SOMA Network Control Panel is the application which is responsible for the following actions:

- Managing SOMA Admin access roles and levels of responsibility and access for compliance officers.
- Maintain the separation between client functions and administrator functions.
- The Contract Registry, where new SOMA contracts are added to the system.
- The ability to "universally pause" the entire SOMA platform, including the trading of all tokens issued by SOMA.

Perhaps the main centrally important aspect of the SOMA Network Control Panel is being able to write to the SOMA Network Contact. All SOMA Smart contracts reference the address of the Network Contract to share global functionality.



Tokens

Crypto-native Tokens

Crypto-native tokens ("CN Tokens") are securities that will be issued by companies using the SOMA platform. Historically these token issuances have been called many things, ICOs, STOs, IEOs and IDOs among other sobriquets. However, the important distinction is that no matter what these offerings are called, based upon applicable law, they will be treated like the securities that they are on the SOMA platform. These CN Tokens will be issued in accordance with Regulations CF, D, S or A as warranted by the needs and desires of the issuer.

CN Tokens can represent any class of security, as desired by the issuer. The tokens will be able to represent bonds, notes, convertibles, derivatives, funds or equity. It is anticipated that many issues will choose to offer the tokens simply as "tokens", in other words neither debt nor equity in the classical sense. In this instance, the tokens will default to being classified as preferred stock. For example, if XYZ company wishes to issue tokens that represent a portion of each years' income of the company without it accruing year-to-year, these will be classified as non-cumulative, participating preferred. As with any preferred stock issuance, the combinations of features are nearly unlimited to match the desires of the issuer. Regardless, the terms of each issue will be clearly defined and communicated to the potential purchasers in accordance with the rules of the applicable exemption relied upon.

Critically, each token will be minted with pre-existing restrictions and controls written into its smart contract. Specifically, each token will be coded with the following attributes:

Freeze/Burn/Replace: Each token issuance will be coded so that the issuer and/or a transfer agent can freeze tokens in the event of a dispute or appearance of foul play. In the event that discrepancies are found, the issuer/transfer agent can burn the respective tokens and re-issue them to the appropriate owner.

Exemption Identification: Each token will be specifically coded to represent the exemption that its issuance relied upon. Hence, if a token is issued under Reg D 506(c) it can only be bought and sold between accredited investors. If a token is issued under Reg S, it can only be bought and sold between investors outside of the United States. (See "Transaction Compliance Overview" section).

SOMA Restriction: Each token will be coded such that it is impossible to buy or sell on any other platform than SOMA, or eventually other compliant platforms. This is to keep the tokens from migrating to non-compliant platforms.

Other: At the request of the issuer, or in compliance with a specific regulation, any other term or condition can also be coded into the smart contract. For example, if an issue wishes to have their tokens reflect a lock-up or vesting period, those restrictions can be coded into the smart contract. Further, as an example, the token can be coded to have an automatic removal of a Reg D restriction; after the restricted period ends, the token will be accessible to non-accredited investors.

sUSD

The SOMA.finance platform will initially operate using USDC, but eventually this will be phased out in favor of sUSD.

In order to facilitate the trading of securities on the platform, SOMA will offer sUSD tokens to investors. The sUSD is a tokenized version of the U.S. Dollar with each sUSD equaling one U.S. Dollar held in the Firm's Omnibus Account. ***There will always be exactly the same number of sUSD as there are U.S. Dollars in the Firm's accounts.***

The sUSD will be used to facilitate trading and will be created upon a deposit into the Firm's account. Following a transaction, or at the investor's request, the U.S. Dollar can be returned to the investor and the sUSD will be burned.



Otherwise the Seller can opt to hold the sUSD in their own wallet. The following is an example of how a transaction for a CN Token of “XYZ” could occur:



sUSD Based Transaction
BUYER
$
Buyer Wallet
XYZ
sUSD
SOMA Platform
Seller Wallet
XYZ
sUSD
$
SELLER
sUSD is created
Omnibus Account
$
sUSD disappears

sUSD+

sUSD+ will be registered money market shares. Much like traditional money markets, they will be pegged at $1 per token and will be invested to create yield. sUSD+ will be sold via prospectus as a registered money market security that acts as a yield generating alternative cash product. sUSD+ exists to provide traditional account pairings with sUSD for customers who wish to hold a cash equivalent but yield generating instrument.

sTokens

S Tokens will be cryptographic tokens that can interact with and be traded on the SOMA platform. Each token will represent an actual share of a publicly listed and traded stock on a registered exchange. For example, for each share of Tesla (“TSLA”) held by Tritaurian in its Omnibus brokerage account, one sTSLA token will be minted and placed on the SOMA Exchange. Once the sToken is created, the investor will be able to transact with it on the SOMA platform in the same manner as a CN Token. In the event that an investor wants to retrieve their actual share or a buyer wants to remove the share from the platform, the Firm will transfer the underlying share to the owners traditional brokerage account. The owner of the sToken will maintain all rights to the underlying security, including dividends, voting and proxy. ***There will always be exactly the same number of sTokens as there are corresponding securities in the Firm’s accounts.***

Potential advantages for the investor in trading is sTokens include:

<u>Ease of transacting:</u> The SOMA interface is highly simple and intuitive; this will make trading simple and easy for the investing public.

<u>Transparency:</u> Since the transaction will be on the blockchain, everyone will be able to see what has transpired with a trade with no obfuscation possible.

<u>Fairness:</u> SOMA will not sell its order flow or be involved in the pricing of the APPMs (by their nature). As such, investors can trade confidently that they are working in an environment that is fair to all players.



Independence: Since SOMA is not selling order flow or involved with, controlled by or influenced by any other financial institution, investors can trade with the assurance that all players are treated the same and the playing field is fair for all.

A representative transaction in sTokens would appear like this in U.S. Dollars for TKN stock represented as sUSD for a sTKN share:



sTKN/sUSD Transaction
Omnibus Account
TKN
sTKN disappears
sTKN is created
Buyer Wallet
SOMA Platform
Seller Wallet
BUYER
TKN
sTKN
sUSD
$
SELLER
TKN
sTKN
sUSD
$
sUSD is created
sUSD disappears
Omnibus Account
$



Transaction Compliance Overview

The ultimate challenge in creating a semi-permissionless, hybrid decentralized exchange ("DEX") that is both functional and compliant is discovering how to control the uncontrollable.

The core technology and development that has made it possible for SOMA to offer safe and compliant tokens that can be bought or sold on a "permissionless" basis while being compliant is the multi-layer compliance protocol that SOMA has developed using the immutable and controlling nature of the blockchain and the SOMA Smart Contracts.

Trading Compliance

As discussed above, using the SOMA Network, a compliance officer, using SOMA Guard, assigns a permissions code to each individual that wants to trade on the SOMA Network. These permissions allow the SOMA Network to automatically assure that transactions are compliant. For example, if a U.S. investor has provided the proper credentials to prove that they are accredited and thus eligible to participate in Reg D 506(c) offerings.

Where this functionality becomes fungible on the platform is during the SOMA Starter process, each token will be minted with a similar permission code identifying the nature of the token. When the corresponding permissions match, a trade is permitted. If they do not match, the trade will fail automatically since the smart contract will not execute absent this match. In this way, only trades that are permitted under the relevant regulation will, or even can, happen. Since these codes are written to an immutable blockchain, they cannot be hacked or altered except by an authorized SOMA compliance officer.

White Listing

Another critical aspect to creating a compliant system is assuring that only approved investors are interacting with only properly issued tokens. As described above, the SOMA Network also assigns a permission code to indicate that a person wishing to buy or sell on the SOMA Network has been approved and is White Listed. However, that is only part of the process to determine if a purchase or sale is compliant. The token itself must also be approved and would be White Listed itself. Only when the permission codes match, can a purchase or sale occur.

SOMA Swap

Despite the controls listed above, the potential for a third party to create a APPM pool for a token without the approval of SOMA, while highly unlikely, would be theoretically possible for an exceptionally skilled, and lucky, blockchain expert. This would create the possibility of unauthorized transactions in a token.

To solve this, SOMA has added a fourth permission code that is required for a purchase or sale to occur. For a trade to process, all of the permissions must match between the buyer, the seller and the token. Additionally, each APPM is similarly White Listed by SOMA and this fourth permission must match as well for a purchase or sale to occur. If all four do not match, the transaction will automatically fail.

Additional Security

It is important to note that, in almost all other platforms built using blockchain smart contracts; there is an inherent weakness that potentially underlies the system. This is especially true of APPMs and other "crypto" exchanges.

While most smart contracts control the movement of a token, they are often written on top of the blockchain when applied to a trading system. It is possible for a skilled blockchain expert to preempt the smart contract by interacting directly with the blockchain itself. This allows for potential hacks, front running and other improper trading.

Since the SOMA Network in written directly on the blockchain and each of the permissions interacts in a symbiotic net, it is not possible for an unauthorized third party to affect the SOMA Network directly from the blockchain.



Function of the SOMA DEX

For illustrative purposes the following diagrams demonstrate the workings of an APPM and the specific ones that SOMA will be using.

The overall architecture of a SOMA APPM trading pool is a relationship between "Liquidity Providers" and "Buyers and Sellers" governed by the mathematical construct at the heart of the APPM code.



How SOMA.finance works
Liquidity Provider
SOMA Pool
Trader
Reserves
100
Token A
10
Token B
Deposit
Input:
10 Token A
+
1 Token B
Output:
4 LP Shares
Liquidity Shares
12
Pool Tokens
Swap
Input:
10 Token A
+
0.03% Fee
Output:
1 Token B

Liquidity Providers are SOMA Network users that deposit tokens on both side of the trade – "Token A" and "Token B" in the example. In return for supplying tokens to the pool, the Liquidity Provider receives LP Shares which entitle them to a portion of the earnings of the pool. This process is roughly analogous to Fully Paid Stock Lending.



Pool tokens
Liquidity Provider
SOMA Pair
Increased liquidity reduces price slippage for trades.
Deposit
Input:
3 Token A
+
1 Token B
Output:
12.4 Pool Tokens
Price curve defined by x*y=k
Amount Token B
More liquidity increases low slippage area
Amount Token A
Reserves
1210 Token A
399 Token B
Liquidity Shares
12 Pool Tokens

The relationship in the SOMA Pair is governed by the price curve which functions as a simple supply-demand scale. Based on the constant, the amount of Token A vs. Token B determines the price of both tokens.

When a Trader wants to buy or sell in a SOMA Pair, they are presented the price, as determined above, and have the option to execute the transaction. When they execute the transaction they will supply one token and get the other token based upon the current pricing ratio. Additionally, they will pay the trading fee into the pool.



Trading Mechanism
Trader
Execute Swap
Input:
3 Token A
+
0.03% Fee
Output:
1 Token B
SOMA Pair
A
B
Trades change the balance of reserves
resulting in a new price.
Price curve defined by x*y=k
Amount Token B
Amount Token A
Reserves
1210 Token A
399 Token B
Pool Start 1200 / 400 = 3
Liquidity Shares
Pool End 1203.03 / 399 = 3.01
Next price



Once the Swap has occurred, the new supply of tokens will alter the ratio of Token A to Token B and create a new price for both tokens which reflects the current market for those tokens.

Additionally, the fee paid by the Buyer or Seller will be delivered out of the Pool with the Liquidity Provider receiving a portion and Tritaurian receiving a portion of that fee. The amount of the fees and the portion shared with the Liquidity Provider will vary from Pair to Pair.

In this way the APPMs can present an orderly and fair marketplace with no traditional style pricing or market input from Tritaurian.



THE TEAM & EMPLOYEES

Directors, Senior Management and Advisors

Name	Age	Title
William B. Heyn	53	Co-Chief Executive Officer, Director
John P. Mullin	32	Co-Chief Executive Officer, Director
James R. Preissler	53	Chief Strategy Officer, Director
J. William D. Corkin	32	Chief Operating Officer, Director

William B. Heyn has been our Co-Chief Executive Officer and a Director since our founding. Since 2007, Mr. Heyn has been Chief Executive Officer of Tritaurian Capital, Incorporated, a FINRA registered broker-dealer. In 2019 Tritaurian became the first FINRA broker-dealer to be to be approved for a license to sell digital private placement securities using distributed ledger technology, otherwise known as blockchain technology. From 2001 to the present, Mr. Heyn has been a Managing Director with Tritaurian Capital, Incorporated, and its predecessor companies. Tritaurian Capital serves small and middle market companies with investment banking, specialty financing and mergers and acquisitions advisory. Prior to 2001, Mr. Heyn held various investment banking positions in the financial industry including in the Investment Banking Division of Merrill Lynch, the Mergers and Acquisitions Group of J. P. Morgan and the Corporate Finance Department of Morgan Stanley. Mr. Heyn received a B.A. from Yale University with majors in history and political science and currently holds Series 7, 14, 24, 63, 79 and 99 securities licenses. Mr. Heyn was an advisor to Lone Oak Acquisition Corp, a Specified Purpose Acquisition Corporation that subsequently merged with a target in Texas to form Arabella Exploration, Inc. which was listed on the OTC Bulletin Board (OTC: AXPLF), of which Mr. Heyn was also a director.   Mr. Heyn was an advisor to CS China Acquisition Corp., a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Iao Kun Group Holdings Company Limited (previously known as Asia Entertainment & Resources Ltd.), which was listed on the NASDAQ Stock Market (NASDAQ: IKGH). Mr. Heyn was an advisor to China Unistone Acquisition Corp., a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Yucheng Technologies Limited, which was listed on the Nasdaq Capital Market (NASDAQ: YTEC). Mr. Heyn, in conjunction with other individuals associated with Tritaurian Capital, is the beneficial owner of greater than 10% of our Tokens in aggregate and is a registered member of Tritaurian Capital, Incorporated, a FINRA member. Mr. Heyn is well qualified to serve as our director as a result of his experience in capital markets, mergers and acquisitions and public company corporate governance and management.

John P. Mullin has been our Co-Chief Executive Officer and a Director since our founding. Since 2020, Mr. Mullin has been a Council Member of MANTRA DAO, which is a technology company providing products and services based around the web3 and blockchain space. Mr. Mullin is currently the Chief Executive Officer and Chairman of Intercrew Ventures Limited, which is the technology partner helping to build the SOMA.finance products and technology stack. Mr. Mullin also advises a number of different companies and initiatives around the blockchain and digital asset space that includes: CLUB DAO, which is global web3 community that organizes events and learning seminars both digitally and in-person within its physical location in Hong Kong; and as a mentor to Outlier Ventures, which is an early stage start-up accelerator focused on building and funding the open metaverse. Mr. Mullin received a B.S. in Business Administration from the University of Saint Louis, John Cook School of Business with a major in International Business (IB). Additionally, Mr. Mullin has received a M.Sc. in Management from the EBS Universität für Wirthschaft und Recht, in Wiesbaden Germany, and a M.Sc. in Economics from Tongji University in Shanghai, China. Mr. Mullin also received a specialty degree in the field of FinTech & Blockchain from the University of Oxford, Saïd Business School. Mr. Mullin is well qualified to serve as a director as a result of his collective experience in the blockchain and digital asset sectors.

James. R. Preissler James. R. Preissler has been our Chief Strategy Officer and a Director since our founding. Since 2007, Mr. Preissler has been a Managing Director of Tritaurian Capital, Incorporated, a FINRA registered broker-dealer, and a member of its board of directors. Since November 2006, Mr. Preissler has been a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. Mr. Preissler was an advisor to Lone Oak Acquisition Corp, a Specified Purpose Acquisition Corporation that subsequently merged with a target in Texas to form Arabella Exploration, Inc. which was listed on the OTC Bulletin Board (OTC: AXPLF). From July 2008 until February 2010, Mr. Preissler was the chief financial officer, secretary and a director of CS China Acquisition Corp., a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Asia



Entertainment & Resources Ltd., which was listed on the NASDAQ Stock Market (NASDAQ: AERL). Mr. Preissler has served as an independent director to Asia Entertainment & Resources Ltd. after its merger in February 2010 until April 2018. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., Specified Purposed Acquisition Corporation that subsequently merged with a target in China to form Yucheng Technologies (NASDAQ: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies after its merger in November 2006 until August 2012. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, 79 and 99 securities licenses. Mr. Preissler, in conjunction with other individuals associated with Tritaurian Capital, is the beneficial owner of greater than 10% of our Tokens in aggregate and is a registered member of Tritaurian Capital, Incorporated, a FINRA member. Mr. Preissler is well qualified to serve as our director as a result of his experience in capital markets, mergers and acquisitions and public company corporate governance and management.

J. William D. Corkin has been our Chief Operating Officer and a Director since our founding. Since 2020, Mr. Corkin has been a Council Member of MANTRA DAO, which is a technology company providing products and services based around the web3 and blockchain space. Mr. Corkin is an advisor and board member to WhiskyGenius, an alternative asset investment platform focused on whisky as an asset class and collectable. Mr. Corkin also advises a number of different companies and initiatives around the blockchain and digital asset space that includes: CLUB DAO, which is global web3 community that organizes events and learning seminars both digitally and in-person within its physical location in Hong Kong; and Asia Security Token Alliance, which is an independent, non-profit, membership based association representing Asia's local security token community. Prior to 2018, Mr. Corkin worked as a Portfolio Manager at ZX Ventures, which is a wholly-owned subsidiary of ABinBev (NYSE: BUD) that focuses on the acquisition and growth of numerous FMCG brands, as well as in Business Development at Hasbro (NASDAQ: HAS). Mr. Corkin received a B.A. from the University of Richmond Robin's School of Business with majors in International Business (IB) and East Asian Studies. Mr. Corkin also received a specialty degree in the field of FinTech & Blockchain from the University of Oxford, Saïd Business School. Mr. Corkin is well qualified to serve as a director as a result of his collective experience in the blockchain and digital asset sectors.

Advisors

Name	Age	Title
Rodrigo Q. Miranda	34	Advisor
Kenneth D. Norensberg	56	Advisor

Rodrigo Q. Miranda spear-heads the development of the SOMA.finance product and technology verticals of the business. Mr. Miranda previously held the role of Director of Product & Research and was part of the founding team of InterCrew Ventures Limited, the partner with Tritaurian Capital, Incorporated for the development and launch of SOMA.finance. In addition, Mr. Miranda was a key contributor in the development and launch of MANTRA DAO, an Ethereum-based Decentralized Autonomous Organization providing decentralized financial products and services based around web3 in the blockchain space, where he served as Council Member from August 2020 to December 2022. Mr. Miranda was also a Co-Founder of Immutable Technologies Inc., a blockchain infrastructure service provider most notable for its validator services under the brand name of BlockSmith, and its role as a founding block producer of the EOS blockchain. Prior to entering the web3 space, Mr. Miranda worked in M&A within the investment banking division of Willis Towers Watson, a multi-national insurance services provider.

Kenneth D. Norensberg is the Chief Executive Officer of Luxor Financial Group, Inc., a nationally recognized compliance and business development firm specializing in broker dealer and RIA regulatory filings including New Member Applications, Continuing Member Applications, State filings, Form U4s, U5s and Form BD. Additionally he is an expert on management structure, business plans, supervisory structures, regulatory issues, written supervisory procedures, anti-money laundering procedures, business continuity planning and operational issues. Mr. Norensberg is also the CEO of Blockchain360, Inc. a consulting firm in the field of blockchain technology



regulation. He is a 25-year veteran of the securities industry where his experience includes being a regional manager overseeing the trading, operations and compliance of approximately 25 offices as well as having held positions on wall street as a branch office manager and Chief Compliance Officer/Owner of a broker dealer as well as being a Chief Compliance Officer for broker dealer startups. During his tenure in the securities business, he has held six industry licenses including the Series 4, 7, 24, 63, 79 & 99. In 2010 he was elected by the members to the FINRA Board of Governors where he proudly served 2 terms.

Employees

SOMA does not have any full time employees at this time. SOMA relies, in part, upon employees of Tritaurian, which is owned and controlled by William B. Heyn and MANTRA, which is owned and controlled by John P. Mullin, J. William D. Corkin and Rodrigo Q. Miranda, to operate (See "Conflicts & Related Party Transactions" below). Currently SOMA has four consultants working directly for it, including Messrs. Heyn and Preissler.



CAPITALIZATION, DEBT AND OWNERSHIP

Ownership

William B. Heyn currently owns 100% of the common stock of SOMA. The table below reflects the distribution of SOMA Tokens pro forma for the ongoing Regulation S Offering.

Token Holder	Amount of Tokens	Percentage
Seed Round	5,820,304	6.5%
Liquidity Round	3,348,572	3.8%
Regulation Crowdfunding Offering	82,238	0.1%
Regulation S Offering	4,000,000	4.5%
OM Staking Distribution[1]	3,555,556	4.0%
SOMA Staking Rewards	31,111,110	35.0%
Reserve Pool	17,473,318	19.7%
BD License Fee[2]	3,555,556	4.0%
Team & Advisors[3]	19,942,234	22.4%
TOTAL	88,888,888	100.0%

Notes:
1. Members of SOMA management, including Messrs. Mullin, Corkin and Miranda will receive tokens from this pool
2. Members of SOMA management, including Messrs. Heyn and Preissler will receive tokens from this pool
3. Members of SOMA management, including Messrs. Mullin, Corkin, Miranda, Heyn and Preissler as well as several other consultants and advisors make up the Team & Advisors pool

No individual member of the Team & Advisors will own more than 10% of the SOMA Tokens.

SOMA Staking Rewards, SOMA LP Staking Rewards, Reserve Pool and Reserve & Liquidity Provision Tokens are held in treasury with SOMA for the indicated programs.

The Current Offering

The Company is offering SOMA Tokens to investors in this Regulation S offering at $2.75 per Token. There are 88,888,888 SOMA Tokens authorized. As of April 8, 2025, the Company has sold 98,238 SOMA Tokens for a total consideration of $270,122 in this current offering.

Manner of Subscribing

In order to purchase SOMA Tokens, investors will need to create an account on SOMA.finance using the SOMA Guard onboarding system. Upon purchase, the investor will send USDC to a SOMA account. Upon the close of the offering, the investor will receive their shares evidenced by SOMA Tokens.

Recent Offerings of Securities

At the Company's inception we sold 19,942,234 rights to the Series A Preferred to our Team and advisors and 3,555,556 to Tritaurian (or its assigns) for $0.001 per share. The founder's shares were issued in reliance on Section 4(a)(2) of the Securities Act for aggregate consideration of $2,350. These proceeds are available for general business purposes.

Subsequently we sold 5,820,304 rights to the Series A Preferred in our Seed round at $1.00 per share in reliance on Regulation S under the Securities Act for consideration of $5,820,304. The proceeds of this offering were used for general business purposes.

Subsequently we sold 3,348,572 rights to the Series A Preferred in our Liquidity round at $1.75 per share in reliance on Regulation S under the Securities Act for consideration of $5,860,000. The proceeds of this offering were used, and are available, for general business purposes.



Subsequently we sold 82,238 rights to the Series A Preferred in Regulation CF offering at $2.50 per share in reliance on Regulation CF under the Securities Act for a net consideration of $204,414 after fees. The proceeds of this offering were used, and are available, for general business purposes.

Use of Proceeds

The following table set out the sources and uses of proceeds from this offering, assuming the amount raised is $1,000,000, $5,500,000, or $11,000,000. The net proceeds of this offering take into account the estimated cost of $175,000 in fixed offering expenses covering audit and legal fees. For this offering, Tritaurian will charge a 6.0% commission and estimates a 3.0% in other expenses. Regardless of the amount raised the proceeds of the offering will be used primarily to complete the development of the SOMA platform and commencing operations of the SOMA Network. Remaining proceeds will be held as working capital for future expenses.

	$1,000,000 Raise	$5,500,000 Raise	$11,000,000 Raise
Gross offering proceeds	1,000,000	5,500,000	11,000,000
Offering Fees	-	-	-
Miscellaneous offering costs	90,000	495,000	990,000
Net offering proceeds	910,000	5,005,000	10,010,000
Use of proceeds			
Professional fees	500,000	1,500,000	3,500,000
Service fees	175,000	175,000	175,000
Software fees	100,000	100,000	100,000
Working capital	135,000	3,230,000	6,235,000
Total uses of proceeds	$910,000	$5,005,000	$10,010,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the Company's business needs.

Voting Rights

The Tokens do not carry any voting rights.

Other Classes of Company Interests

William B. Heyn currently owns 100% of the common stock of SOMA, however, the senior management of the company as well as other employees and advisors have the right to purchase portions of the common stock.

Anti-Dilution Rights

The Tokens do not have anti-dilution rights.

Restrictions on Transfer of the Securities Being Offered

In order to comply with securities regulations concerning Regulation S offerings under the Securities Act, transfer of the SOMA Tokens will be restricted, and investors must be able to bear the risk of an investment in the Securities for an indefinite period of time. Unless SOMA files a registration statement or similar document, SOMA Tokens sold under Regulation S may not be sold or transferred to U.S. persons.

No Registration

The SOMA tokens will not be registered under the Securities Act or, in most cases, under state securities laws, by reason of specific exemptions under the provisions of such Act and laws. SOMA tokens cannot be resold or transferred unless they are either subsequently registered under the Securities Act, or an exemption from such registration is available.



Series A Preferred Stock

The terms of the Series A Preferred Stock are as follows:

Voting Rights	The Series A Preferred Stock has no voting rights except for voting rights provided by law
Dividends	The holders of outstanding shares of Series A Preferred Stock shall be entitled to receive, prior and in preference to the declaration or payment of any dividend on any junior stock, when, as and if declared by the Board of Directors. If legally permissible, the Board of Directors will declare a Dividend on an annual basis of up to ten percent (10%) of the trailing year's net income less capital expenditures. Cash dividends shall be paid, at the discretion of the Board of Directors, in either cash, stable coins or the sUSD token on our SOMA platform.
Liquidation, Merger and Sale Preference	The holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of any junior stock in connection with a liquidation, merger or sale of the company, consideration in an amount per share equal to the Series A Preference Price. The "Series A Preference Price" means, with respect to an outstanding share of Series A Preferred Stock, $2.50 (as adjusted for any splits, dividends or similar events), plus the aggregate amount of dividends then accrued on such share of Series A Preferred Stock, if any.
Redemption at the Option of the Company	We may redeem the Series A Preferred Stock for an amount equal to 110% of the purchase price plus and accrued and unpaid dividends.

Please see the copy of our Certificate of Designation attached hereto as Exhibit B for the complete terms of the Preferred Stock and its rights and privileges.

Outstanding Debt

The Company currently has no outstanding debt.



REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Previous Filings

Neither SOMA.finance[®] nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of § 227.202.



DISCLOSURE

William B. Heyn and James R. Preissler are officers and directors of SOMA. Mr. Heyn is also the Chief Executive Officer of Tritaurian and Mr. Preissler is a registered representative of Tritaurian.   Mr. Heyn and James R. Preissler have purchased a substantial number SOMA Tokens from SOMA. **The interests of Messrs. Heyn and Preissler may not align with outside investors and they may buy or sell tokens on different terms than these offerings.**



CONFLICTS & RELATED PARTY TRANSACTION

Conflicts

William B. Heyn and James R. Preissler are officers and directors of SOMA. Mr. Heyn is also the Chief Executive Officer of Tritaurian and Mr. Preissler is a registered representative of Tritaurian. Mr. Heyn and James R. Preissler have purchased a substantial number SOMA Tokens from SOMA. **The interests of Messrs. Heyn and Preissler may not align with outside investors and they may buy or sell tokens on different terms than these offerings.**

Related Party Transactions

SOMA relies upon personnel from both Tritaurian, which is owned and controlled by William B. Heyn, and MANTRA, which is owned and controlled by John P. Mullin, J. William D. Corkin and Rodrigo Q. Miranda, in order to operate. In additional to operating personnel, SOMA makes payments to both Tritaurian and MANTRA as a regular course of business and will continue to do so. The exact amount of these payments has yet to be determined. SOMA is a technology platform that requires a registered broker-dealer to operate it. While SOMA plans to license other broker-dealers in the future, currently Tritaurian is the only user of the Platform.

The Company loaned Tritaurian $1,500,000 under two separate notes, Tritaurian has since repaid $1,000,000 due under these notes. These notes were negotiated as arm's length transactions.

SOMA has used, and continues to use, these related parties to support its development from a technology, legal and regulatory stand point. Payments to these parties for these services began in 2022.

During the years ended 2024 and 2023, the Company paid Tritaurian $62,291 and $247,034, respectively, for professional support in securities compliance, regulatory development and general consulting and the required personnel for these processes.

During the year ended 2024 and 2023, the Company paid MANTRA $0 and $1,913,475, respectively, for professional support in the technology development and marketing areas. The majority of these funds went to the technological development teams that built the SOMA.finance software and platform.

During the years ended 2024 and 2023, the Company paid an S Corporation wholly owned by William B. Heyn $337,223 and $364,311, respectively, for professional support in securities compliance, regulatory development and general consulting.

During the years ended 2024 and 2023, the Company paid an S Corporation wholly owned by James R. Preissler $293,333 and $320,000, respectively, for professional support in securities compliance, regulatory development and general consulting.

During the year ended 2024, the Company paid a Limited Company wholly owned by J. William D. Corkin $30,000 for professional support in technology development, marketing and general consulting.

At the Company's inception we sold 19,942,234 rights to the Series A Preferred to our Team and advisors and 3,555,556 to Tritaurian (or its assigns) for $0.001 per share. The founder's shares were issued in reliance on Section 4(a)(2) of the Securities Act for aggregate consideration of $2,350. These proceeds are available for general business purposes.



TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS THE POSSIBLE CHANGES IN THE TAX LAWS.

IN ORDER TO COMPLY WITH REQUIREMENTS IMPOSED BY THE U.S. INTERNAL REVENUE SERVICE (THE "IRS") UNDER THE U.S. INTERNAL REVENUE CODE (THE "CODE"), WE INFORM YOU THAT (A) ANY UNITED STATES FEDERAL TAX COMMENTS CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS) ARE NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING UNITED STATES FEDERAL TAX PENALTIES, (B) ANY SUCH COMMENTS WERE WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTER ADDRESSED HEREIN AND (C) ANY TAXPAYER TO WHOM AN INVESTMENT IN THE COMPANY IS OFFERED SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENTS BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.



FINANCIAL CONDITION

Financial Statements

Our financial statements can be found in Exhibit B to the Form C-AR.

Financial Condition

We were organized in the State of Delaware and began the development of our business in 2021. To date we have not yet commenced operations, this offering will be the first use of the SOMA Platform. Our activities since inception have consisted of product and business development, and efforts to raise capital. Once we commence our planned full-scale principal operations, we will incur significant additional expenses. We are dependent upon additional capital resources for the commencement of our planned principal operations and are subject to significant risks and uncertainties; including failing to secure funding to complete the Company's plans or failing to profitably operate the business.

Future sources of our revenue

Once operation commence, the sources of revenue for SOMA (as itself and through our affiliation with Tritaurian and Tritaurian Exchange) will consist of financial services revenues including, but not limited to Securities Offerings where Tritaurian will receive a cash fees from our clients (the issuers), Transaction Fees where the Platform will assess a per transaction fees, Minting Fees where participants deposit securities with us for tokenization or request the tokenization of a project we will charge a fee for and Custodial Fees where we may change custodian charges for servicing the account including quarterly or annual account maintenance or custodial fee.

Principal components of our cost structure

General and Administrative

As a financial technologies firm, the vast majority of our costs are general and administrative and consist of salaries, legal and accounting fees and professional fees. In 2024 we spent $1,274,835 on general and administrative expenses as compared to during 2023, where we spent $4,034,291. The decrease is due to the substantial completion of the technology platform and resultant decrease in development costs.

Liquidity and Capital Resources

To date, the Company has not made any profits and is still a "development stage company". The Company has recorded losses in the year ended December 31, 2024 of $1,268,864 and $4,025,409 for 2023.

The Company has no outstanding indebtedness.

ONGOING REPORTING

SOMA will file a report with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. SOMA may terminate its reporting obligations if (i) it is required to file reports under section 13(a) or section 15(d) of the Securities Exchange Act, (ii) it has fewer than 300 shareholders of record, (iii) since its most recent sale of securities pursuant to this part, SOMA's annual reports for at least the three most recent years show $10,000,000 or less in total assets, (iv) SOMA or another party repurchases all of the securities issued in this offering, or (v) SOMA liquidates and dissolves.



EXHIBIT A – Financial Statements



SOMA FINANCE, INCORPORATED

FINANCIAL STATEMENTS

FOR

THE YEARS ENDED DECEMBER 31, 2024 AND 2023

SOMA FINANCE, INCORPORATED
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

INDEX TO FINANCIAL STATEMENTS

SOMA FINANCE, INCORPORATED
BALANCE SHEETS
DECEMBER 31, 2024 AND 2023

	December 31, 2024	December 31, 2023
	(unaudited)	(unaudited)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 42,443	$ 231,407
Stable coin assets	46,143	494
Crypto assets	18,769	17,675
Total current assets	107,355	249,576
Non-current assets:		
Long term loans – related party (see note 4)	500,000	1,000,000
Total assets	$ 607,355	$ 1,249,576
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Other liabilities	$ -	$ -
Total liabilities	-	-
Commitments and contingencies (see note 3)		
Shareholder's equity:		
Future SOMA Tokens	12,307,992	11,681,349
Common shares, $0.0001 par value, authorized 1,000 shares, issued and outstanding, 1,000 shares	100	100
Accumulated deficit	(11,700,737)	(10,431,873)
Total shareholder's equity	607,355	1,249,576
Total liabilities and shareholder's equity	$ 607,355	$ 1,249,576

The accompanying notes are an integral part of the financial statements.

SOMA FINANCE, INCORPORATED
STATEMENTS OF OPERATIONS

	For the year ended December 31, 2024	For the year ended December 31, 2023
	(unaudited)	(unaudited)
Revenues:		
Interest income	$ 2	$ 484
Total revenues	2	484
Expenses:		
Professional fees	1,185,411	3,893,924
Legal fees	68,494	133,969
Regulatory fees	500	1,002
Other expenses	20,430	5,396
Total expenses	1,274,835	4,034,291
Other income (expense)		
Unrealized crypto assets (loss) gain	7,643	12,121
Realized (loss) gain on crypto assets	(1,674)	(3,723)
Total other income (expense)	5,969	8,398
Net loss	$ (1,268,864)	$ (4,025,409)

The accompanying notes are an integral part of the financial statements.

SOMA FINANCE, INCORPORATED
STATEMENT OF SHAREHOLDER'S EQUITY
(unaudited)

For the years ended December 31, 2024 and 2023

	Common Shares		SOMA Tokens	Accumulated Deficit	Total
	Shares	Amount			
Balance at December 31, 2022	1,000	$ 100	$ 11,681,328	$ (6,406,464)	$ 5,274,964
Tokenholder investment	-	-	16	-	16
Tokenholder in kind investment	-	-	5	-	5
Net loss	-	-	-	(4,025,409)	(4,025,409)
Balance at December 31, 2023	1,000	$ 100	$ 11,681,349	$ (10,431,873)	$ 1,249,576
Tokenholder investment	-	-	257,866	-	257,866
Tokenholder in kind investment	-	-	368,777	-	368,777
Net loss	-	-	-	(1,268,864)	(1,268,864)
Balance at December 31, 2024	1,000	$ 100	$ 12,307,992	$ (11,700,737)	$ 607,355

The accompanying notes are an integral part of the financial statements.

SOMA FINANCE, INCORPORATED
STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2024	For the year ended December 31, 2023
	(unaudited)	(unaudited)
Cash flows from operations:		
Net loss	$ (1,268,864)	$ (4,025,409)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
Stable coin payment for expenses	328,003	168,541
Realized loss (gain) on crypto assets	1,674	3,723
Unrealized crypto assets loss (gain)	(7,643)	(12,121)
Changes in operating assets and liabilities:		
Other digital assets held	-	-
Net cash (used in) operations	(946,830)	(3,865,266)
Cash flows from investing activities:		
Long Term Loans – related party (see note 4)	500,000	500,000
Proceeds from sale of stable coins	-	-
Net cash provided by investing activities	500,000	500,000
Cash flows from financing activities:		
Shareholder investment	-	-
Tokenholder investment	257,866	16
Net cash provided by financing activities	257,866	16
Net (decrease) increase in cash and cash equivalents	(188,964)	(3,365,250)
Cash and cash equivalents at beginning of year	231,407	3,596,657
Cash and cash equivalents at end of year	$ 42,443	$ 231,407
Supplemental schedule of non-cash financing activities		
Non-cash in-kind contribution	$ 368,777	$ 5

The accompanying notes are an integral part of the financial statements.

1. **Organization and Operations of the Company**

Organization

SOMA Finance, Incorporated (d/b/a SOMA.finance®, the "Platform") (the "Company") was organized in the State of Delaware on April 9, 2021 as an LLC. On September 22, 2023, the Company converted in to a Delaware C Corporation and renamed SOMA Finance, Incorporated. The Company is 100% owned by a single shareholder. This individual also owns 100% of Tritaurian Holdings, Incorporated ("Tritaurian").

The Company developed the SOMA.finance platform as white label ready software for use by registered broker-dealers. All compliant functions using the platform must be performed by registered companies.

Tritaurian is the 100% parent company of Tritaurian Capital, Incorporated a registered broker-dealer and Tritaurian Exchange, Incorporated, a FinCEN registered money services provider. As of now, Tritaurian Capital, Incorporated is the only customer using the Company's platform.

Nature of Business

The Company has developed and built a platform for the issuance and purchase and sale of securities utilizing distributed ledger technology. As a semi-permissionless, decentralized web-based platform utilizing automated peer to peer marketplace technology, the new platform will combine the ease of use and accessibility of decentralized platforms with the safety and security of a regulated peer to peer platform. The Company intends to offer the purchase, sale and trading of various cryptocurrencies and crypto securities utilizing this technology platform SOMA.finance, in conjunction with securities offerings by the Company's affiliate[1] Tritaurian Capital, Incorporated, a FINRA and SEC registered broker-dealer which is specifically licensed to issue securities using blockchain technology and Tritaurian Exchange, Incorporated, a FinCEN registered money services provider.

Ability to Continue as a Going Concern

The Company is a technology service provider developing the SOMA.finance platform for use by financial firms. In this process, the Company has incurred net losses and net cash used in operations to date and has not generated any revenue. At this time, while the initial stages of the launch of the first portion of the platform have occurred, the bulk of the platform, including all revenue generating features have not yet been deployed. The Company's ability to continue as a going concern is dependent on its ability to generate revenue from the SOMA.finance platform and achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations, as they become payable. While the major portion of the Company's costs since inception have been the development of the platform, which is now substantially complete in its base build, there will be additional ongoing development, testing and operating costs.

During 2024, the Company sold 82,238 rights to Series A Preferred in a Regulation CF offering for a net consideration of $204,414 after fees (see "Regulation Crowdfunding Offering" below).

While the Company hopes to begin testing and operation of the financial services portions of the platform this year, it is also pursuing additional avenues to raise capital for its operations. In additional to continuing to seek out private investments from new and existing investors, the Company has embarked on a Regulation S offering (see "Subsequent Events" below).

---

[1] SOMA is considered an affiliate of Tritaurian since they are under common ownership by the same individual, however, neither company is owned, in whole or in part by the other.

2.   Summary of Significant Account Policies

Common Shares

The Company has 1,000 common shares, par value $0.0001. All 1,000 shares are authorized, issued and outstanding.

Preferred Shares

The Company has authorized 88,888,888 Series A Preferred shares, par value $0.0001. The Series A Preferred Shares will be represented by SOMA Tokens, discussed below.

The Series A Preferred Stock has no voting rights except for voting rights provided by law. The holders of outstanding shares of Series A Preferred Stock shall be entitled to receive, prior and in preference to the declaration or payment of any dividend on any junior stock, when, as and if declared by the Board of Directors. If legally permissible, the Board of Directors will declare a Dividend on an annual basis of up to ten percent (10%) of the trailing year's net income less capital expenditures. Cash dividends shall be paid, at the discretion of the Board of Directors, in either cash, stable coins or the sUSD token on our SOMA.finance platform.

The holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of any junior stock in connection with a liquidation, merger or sale of the company, consideration in an amount per share equal to the Series A Preference Price. The "Series A Preference Price" means, with respect to an outstanding share of Series A Preferred Stock, $2.50 (as adjusted for any splits, dividends or similar events), plus the aggregate amount of dividends then accrued on such share of Series A Preferred Stock, if any. The Company may redeem the Series A Preferred Stock for an amount equal to 110% of the purchase price plus and accrued and unpaid dividends.

SOMA Token

The Company has raised funds from outside investors utilizing Simple Agreements for Future Tokens ("SAFTs"). These agreements specify that when the SOMA token is minted, these investors will receive the number of tokens that they subscribed for. SOMA has not yet determined when, and if, this minting shall occur. The SOMA tokens represent shares of non-cumulative, participating preferred equity in the Company. Token holders will be entitled to an annual preferred dividend, as declared by the board of directors.

Since the date of the issuance remains non-specified and undetermined and it is possible, if unlikely, that the minting might not occur at all, SOMA has classified the future SOMA tokens as equity under ASC 480 and accounted for them accordingly.

Following their issuance, SOMA tokens will represent Series A Preferred shares in the Company per their terms.

Revenue

The Company will earn revenue through a fee sharing agreement with the Platform. Revenues will be recognized as they are earned and will consist of trading fees generated by the exchange of crypto assets and securities as well as other fees.

The Company holds some of its cash on hand in interest being savings accounts and earns interest on those accounts.

Expenses

The vast majority of the Company's expenses consist of professional fees. These fees are expensed as incurred during the development of the Platform and the associated software development, compliance consulting, marketing and advertisement. The remainder of the expenses are legal fees and other expenses such as bank fees.

Income Taxes

The Company has elected to be taxed in the United States as a C Corporation effective January 1, 2022.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. Since the Company elected to be taxed as a corporation effective January 1, 2022, the evaluation was performed for the 2024, 2023 and 2022 tax years which will be the only periods subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.

During 2021, the Company was not a taxable entity for federal income tax purposes.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash balances are held with a major financial institution headquartered in New York.

Stable Coins and Digital Assets Held

Effective on January 1, 2023 the Company elected early adoption of FASB Accounting Standards Update (ASU) No. 2023-08, *Accounting for and Disclosure of Crypto Assets*. ASU 2023-08 addresses accounting and disclosure requirements for certain crypto assets, specifically that certain crypto assets be accounted for at fair value and that changes in fair value be recorded in net income. There is no material change to opening balance sheet and retained earnings as a result of the Company's recording of crypto assets as a result of ASU 2023-08.

Stable coin balances are held with a major crypto currency trust in Hong Kong. As of December 31, 2024 and 2023, the Company had $46,143 and $494, respectively, in the stable coin USDC. Stable coins are accounted for based upon their face value of $1.00.

Digital assets held consist of the cryptographic token Ethereum that was invested in kind. The Company holds certain balances in Ethereum to pay network fees known as "gas". Ethereum is accounted for at fair market value at the time of use and or December 31, 2024, for balances currently held. For fair market value at the time of use of Ethereum, the Company utilizes the market value of Ethereum as reported by CoinMarketCap. CoinMarketCap provides a blended index based upon trading on several active crypto trading markets. The Company utilizes the closing market value as recorded by Yahoo Finance on the day of the use of the Ethereum to obtain the fair value for that usage. Fair market value for balances currently held were obtained using the closing market price at 11:59 pm EST on December 31, 2024.

SOMA FINANCE, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
(continued)
(unaudited)

The cost basis of the Ethereum held is calculated as of the market value at the time of receipt. The Company has only had one such receipt, so all Ethereum cost basis is accounted for as of that time using specific identification.

The name, cost basis, fair value, and number of units for each significant digital asset holding are summarized below:

Crypto Assets Held – December 31, 2024

Name	Cost Basis	Fair Value	Units
Ethereum	$ 17,675	$ 18,769	5.63

The reconciliation of aggregate digital asset holdings, from the opening to the closing balance, for the year ended December 31, 2024 is summarized below:

Reconciliation of Crypto Asset Holdings

	Units	Fair Value (USD)
Ethereum Balance January 1, 2024	7.76	$ 17,675
Additions of Ethereum	-	-
Ethereum payment for expenses	(2.13)	(4,875)
Realized (loss) gain on crypto assets	-	(1,674)
Unrealized gain	-	7,643
Ethereum Balance December 31, 2024	5.63	$ 18,769

Fair Value Measurement

General accounting principles for Fair Value Measurements and Disclosures define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. These principles also establish a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and describes three levels of inputs that may be used to measure fair value:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available. The Company's Level 1 assets and liabilities are traded on active exchange markets.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or market standard valuation techniques and assumptions that use significant inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. The Company's has no Level 2 assets and liabilities at this time.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to

10

the fair value of the related assets or liabilities. Level 3 assets and liabilities include those whose value is determined using market standard valuation techniques described above. When observable inputs are not available, the market standard techniques for determining the estimated fair value of certain securities that trade infrequently, and therefore have little transparency, rely on inputs that are significant to the estimated fair value and that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation and cannot be supported by reference to market activity. The Company's has no Level 3 assets and liabilities at this time.

When inputs used to measure the fair value of an asset or liability fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety, except for fair value measurements using NAV. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore, gains and losses for such assets and liabilities categorized within Level 3 may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

Assets and Liabilities by Hierarchy Level

Assets and liabilities measured at fair value by hierarchy level as of December 31, 2024 are summarized below:

Crypto Assets Held – Fair Value Hierarchy							
	Level I		**Level II**		**Level III**		**Total**
Crypto Assets							
Ethereum	$ 18,769	$	-	$	-	$	18,769
Total	$ 18,769	$	-	$	-	$	18,769

The Company may utilize information from third parties, such as pricing services and brokers, to assist in determining the fair value for certain assets and liabilities; however, management is ultimately responsible for all fair values presented in the Company's financial statements. This includes responsibility for monitoring the fair value process, ensuring objective and reliable valuation practices and pricing of assets and liabilities, and approving changes to valuation methodologies and pricing sources. The selection of the valuation technique(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

Long Term Loans

On January 5, 2022, the Company loaned Tritaurian $500,000. On June 29, 2022, the Company loaned Tritaurian an additional $1,000,000. Both loans are subordinated debt with ten-year maturities from issuance that can be prepaid at any time in any amount without penalty. Neither loan carries a current interest rate.

On November 1, 2023, Tritaurian repaid $500,000 of its indebtedness to the Company. Between January 31, 2024 and July 1, 2024, in a series of payments, Tritaurian repaid an additional $500,000, in total, of its outstanding indebtedness to the Company.

SOMA FINANCE, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
(continued)
(unaudited)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Concentration of Credit Risk

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentration of Revenue

The Company's sole source of revenue will be from trading fees generated by the Platform.

3.   Income Taxes

The Company has elected to be taxed in the United States as a C Corporation effective January 1, 2022. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company had no income tax expense due to operating losses incurred for the years ended December 31, 2024 and 2023.

The following is a reconciliation between the federal income tax benefit computed at the statutory federal income tax rate of 21% and actual income tax provision for the years ended December 31, 2024 and December 31, 2023:

| | For the year ended December 31, | |
	2024	2023
Federal income tax benefit at statutory rate	$ (266,461)	$ (845,336)
State taxes, net of Federal benefit	-	-
Other	-	-
Change in valuation allowance	266,461	845,336
Provision for income taxes	$ -	$ -

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2024 and December 31, 2023 are as follows:

12

| | December 31, | | | |
	2024		**2023**	
Deferred tax asset:				
Net operating loss carry forward	$	2,412,855	$	2,146,394
Deferred tax liability:				
Other		-		-
Net deferred tax assets and liabilities		2,412,855		2,146,394
Less valuation allowance		(2,412,855)		(2,146,394)
Total deferred tax assets and liabilities	$	-	$	-

The Company had a net deferred tax asset related to federal net operating loss carry forwards of $11,486,787 and $10,220,923 at December 31, 2024 and 2023, respectively. The federal net operating loss carry forwards will begin to expire between 2043 and 2044. Realization of the deferred tax asset is dependent, in part, on generating sufficient taxable income prior to expiration of the loss carry forwards. The Company has placed a 100% valuation allowance against the net deferred tax asset because future realization of these assets is not assured. The valuation allowance increased by $266,461 and $845,336 during 2024 and 2023, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. There are no interest or penalties from uncertain tax provisions for the years ended December 31, 2024 or 2023.

The Company remains subject to U.S. federal and state income tax examination and audits for all periods since founding. There are currently no open audits.

4. Commitments and Contingencies

The Company has no commitments or contingencies.

5. Related Party Transactions

The Company loaned Tritaurian $1,500,000 under two separate notes, Tritaurian has since repaid $1,000,000 due under these notes (see note 2). These notes were negotiated as arm's length transactions.

During the period since inception, the Company has used related parties to support its development from a technology, legal and regulatory standpoint. The related parties are Tritaurian and Hong Kong based MANTRA. Payments to these parties began in 2022.

During the years ended 2024 and 2023, the Company paid Tritaurian $62,291 and $247,034, respectively, for professional support in securities compliance, regulatory development and general consulting and the required personnel for these processes.

During the year ended 2024 and 2023, the Company paid MANTRA $0 and $1,913,475, respectively, for professional support in the technology development and marketing areas. The majority of these funds went to the technological development teams that built the SOMA.finance software and platform.

During the years ended 2024 and 2023, the Company paid an S Corporation wholly owned by William B. Heyn $337,223 and $364,311, respectively, for professional support in securities compliance, regulatory development and general consulting.

During the years ended 2024 and 2023, the Company paid an S Corporation wholly owned by James R. Preissler $293,333 and $320,000, respectively, for professional support in securities compliance, regulatory development and general consulting.

During the year ended 2024, the Company paid a Limited Company wholly owned by J. William D. Corkin $30,000 for professional support in technology development, marketing and general consulting.

The Company shares office space and other expenses with Tritaurian and MANTRA. When operations commence various costs, expenses and fees will be shared pursuant to appropriate expense sharing agreements.

The Company will run the Platform for the licensed businesses of Tritaurian Capital, Incorporated which acts as the licensed broker-dealer for securities transactions and Tritaurian Exchange, Incorporated which acts as the licensed money transmitter for currency transactions. Tritaurian and its subsidiaries are the only companies using the platform at this time but the Company may license the Platform to others in the future.

Any business activity requiring licensed activity will be executed by the respective properly licensed company through the Platform.

6. Regulation Crowdfunding Offering

On December 22, 2023, the Company filed Form C with the Securities and Exchange Commission in preparation for a Regulation Crowdfunding offering in 2024. During 2024, the Company sold 82,238 rights to the Series A Preferred in this offering at $2.50 per share in reliance on Regulation CF under the Securities Act for a net consideration of $204,414 after fees. The offering ended April 30, 2024. The proceeds of this offering were used for general business purposes.

7. Subsequent Events

The Company is currently offering SOMA Tokens to non-U.S. investors in a Regulation S offering at $2.75 per Token. As of April 8, 2025, the Company has sold 98,238 SOMA Tokens for a total consideration of $270,122 in this current offering. The proceeds of this offering were used, and are available, for general business purposes.

During 2024, Tritaurian repaid an additional $500,000 of its indebtedness to the Company.

Management has evaluated subsequent events through April 8, 2025, the date that these financial statements were available to be issued.



EXHIBIT B – Series A Preferred Stock, Certificate of Designation

CERTIFICATE OF DESIGNATION

OF

SERIES A PERPETUAL PREFERRED STOCK

OF

SOMA FINANCE, INCORPORATED

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

SOMA Finance, Incorporated, a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter, the "**Corporation**"), hereby certifies that the following resolution was duly adopted by the Board of Directors of the Corporation (or a duly authorized committee thereof) as required by Section 151 of the General Corporation Law of the State of Delaware (the "**DGCL**"):

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation in accordance with the provisions of the certificate of incorporation of the Corporation, there is hereby created and provided out of the authorized but unissued preferred stock, par value $0.0001 per share, of the Corporation ("**Preferred Stock**"), a new series of Preferred Stock, and there is hereby established and fixed the number of shares included such series, the voting powers, full or limited, or that such series shall have no voting powers, and, the designations, powers, preferences and relative, participating, optional, special and other rights, if any, of such series and the qualifications, limitations and restrictions, if any, of such series as follows:

Series A Perpetual Preferred Stock:

Section 1.   Designation and Number. The shares of such series shall be designated as "Series A Perpetual Preferred Stock," par value $0.0001 per share, of the Corporation (the "**Series A Preferred Stock**"), and the number of shares constituting such series shall be **Eighty-Eight Million**, **Eight hundred Eighty-Eight Thousand, Eight Hundred Eighty-Eight** (**88,888,888**).

Section 2.   Definitions. The following terms shall have the following meanings for purposes of this Certificate of Designation (as the same may be amended or amended and restated from time to time, this "**Certificate of Designation**"):

(a)   "**Average Price**" shall mean, in respect of shares of Common Stock or any other securities, as of any day or relevant period (as applicable): (i) the volume weighted average price for such shares or securities on a National Securities Exchange for such day or relevant period (as applicable) as reported by Bloomberg Finance Markets ("**Bloomberg**") through its "Volume at Price" functions; (ii) if, as determined by the Board of Directors, a National Securities Exchange is not the principal securities exchange or trading market for such shares or securities, the volume weighted average of such shares or securities for such day or relevant period (as applicable) on the securities exchange or trading market for such shares or securities determined by the Board of Directors to be the principal securities exchange or trading market for such shares or securities as reported by Bloomberg through its "Volume Price" functions; (iii) if the foregoing clauses (i) and (ii) do not apply, the last closing trading price for such day or the average of the last closing trading prices for such relevant period (as applicable) of such shares or securities in the over-the-counter market on the electronic bulletin board for such shares or securities as reported by Bloomberg; (iv) if the forgoing clauses (i) and (ii) do not apply, and no last closing trade price for such day or relevant period (as applicable) is reported by Bloomberg, the last closing ask price for such day or the average of the last closing ask prices for such relevant period (as applicable) of such shares or securities as reported by Bloomberg; or (v) if the forgoing clauses (i) – (iv) do not apply, the fair market value of such share or security for such day or relevant period (as applicable) as determined by the Board of Directors.

(b)   "**Board of Directors**" shall mean the Board of Directors of the Corporation.

(c)   "**Certificate of Incorporation**" shall mean the certificate of incorporation of the Corporation (including any certificate filed with the Secretary of State of the State of Delaware establishing a series of Preferred Stock), as the same may be amended or amended and restated.

(d)   "**Common Stock**" shall mean the common stock, par value $0.0001 per share, of the Corporation.

(e)   "**Liquidation Proceeds**" shall have the meaning set forth in Section 4(a).

(f)   "**National Securities Exchange**" shall mean the Nasdaq Stock Market, the New York Stock Exchange or any other national securities exchange.

(g)   "**Public Announcement**" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14, and 15(d) (or any successor thereto) of the Securities Exchange Act of 1934, as amended.

(h)   "**Qualifying Merger**" shall mean: (i) a merger or consolidation to which the Corporation is a constituent entity and which results in fifty percent (50%) or more of the capital stock or similar equity interest of the surviving, resulting or consolidated entity or fifty percent (50%) or more of the voting power of the capital stock or similar equity interest of the surviving, resulting or consolidated entity, in either case, being held by persons and/or entities other than the persons and/or entities that, immediately prior to the effective time of such merger or consolidation, owned fifty percent (50%) or more of the capital stock of the Corporation or fifty percent (50%) or more the voting power of the capital stock of the Corporation; or (ii) a merger or consolidation to which any one or more of the Corporation's subsidiaries is a constituent entity and which results in fifty percent (50%) or more of the capital stock of the Corporation or fifty percent (50%) or more of the voting power of the capital stock of the Corporation, in either case, being held by persons and/or entities other than the persons and/or entities that, immediately prior to the effective time of such merger or consolidation, owned fifty percent (50%) or more of the capital stock of the Corporation or fifty percent (50%) or more of the voting power of the capital stock of the Corporation.

(i) "**Qualifying Merger Consideration**" shall have the meaning set forth in Section 4(b).

(j) "**Qualifying Sale**" shall mean any sale, lease or exchange of all or substantially all of the property and assets of the Corporation, including its goodwill and its corporate franchises. For purposes of this definition of Qualifying Sale only, the property and assets of the Corporation shall include the property and assets of any subsidiary (as defined in Section 271(c) of the DGCL) of the Corporation.

(k) "**Qualifying Sale Consideration**" shall have the meaning set forth in Section 4(c).

(l) "**Securities Act**" means the Securities Act of 1933, as amended.

(m) "**Series A Corporation Redemption Date**" shall have the meaning set forth in Section 7(a).

(n) "**Series A Dividend Junior Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking junior to the Series A Preferred Stock as to dividends.

(o) "**Series A Dividend Parity Stock**" shall mean the Common Stock and any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking *pari passu* to the Series A Preferred Stock as to dividends. As of the Series A Original Issue Date, there is no Series A Dividend Parity Stock.

(p) "**Series A Dividend Senior Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking senior to the Series A Preferred Stock as to dividends. As of the Series A Original Issue Date, there is no Series A Dividend Senior Stock.

(q) "**Series A Liquidation Junior Stock**" shall mean the Common Stock and any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking junior to the Series A Preferred Stock as to a liquidation, dissolution or winding up of the Corporation.

(r) "**Series A Liquidation Parity Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking on parity with the Series A Preferred Stock as to a liquidation, dissolution or winding up of the Corporation. As of the Series A Original Issue Date, there is no Series A Liquidation Parity Stock.

(s) "**Series A Liquidation Senior Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking senior to the Series A Preferred Stock as to a liquidation, dissolution or winding up of the Corporation. As of the Series A Original Issue Date, there is no Series A Liquidation Senior Stock.

(t)   "**Series A Original Issue Date**" shall mean the date of the first issuance of any share or shares of Series A Preferred Stock.

(u)   "**Series A Original Purchase Price**" shall mean $2.50 per share of Series A Preferred Stock.

(v)   "**Series A Preference Price**" shall mean, with respect to an outstanding share of Series A Preferred Stock, the Series A Original Purchase Price (as adjusted for any split or subdivision of outstanding shares of Series A Preferred Stock, any combination of outstanding shares of Series A Preferred Stock or a reclassification or recapitalization of outstanding shares of Series A Preferred Stock (other than a split or subdivision or combination), in each case, occurring after the Series A Original Issue Date), *plus* the aggregate amount of dividends then accrued on such share of Series A Preferred Stock, if any.

(w)   **Series A Qualifying Merger Junior Stock**" shall mean the Common Stock and any outstanding series of Preferred Stock provided for a fixed pursuant to the provisions of the Certificate of Incorporation ranking junior to the Series A Preferred Stock as to a Qualifying Merger.

(x)   "**Series A Qualifying Merger Parity Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking on parity with the Series A Preferred Stock as to a Qualifying Merger. As of the Series A Original Issue Date, there is no Series A Qualifying Merger Parity Stock.

(y)   "**Series A Qualifying Merger Senior Stock**" shall mean any outstanding series of Preferred Stock provided or fixed pursuant to the provisions of the Certificate of Incorporation ranking senior to the Series A Preferred Stock as to a Qualifying Merger. As of the Series A Original Issue Date, there is no Series A Qualifying Merger Senior Stock.

(z)   "**Series A Qualifying Sale Junior Stock**" shall mean the Common Stock and any outstanding series of Preferred Stock provided for a fixed pursuant to the provisions of the Certificate of Incorporation ranking junior to the Series A Preferred Stock as to a Qualifying Sale.

(aa)   "**Series A Qualifying Sale Parity Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking on parity with the Series A Preferred Stock as to a Qualifying Sale. As of the Series A Original Issue Date, there is a Series A Qualifying Sale Parity Stock.

(bb)   "**Series A Qualifying Sale Senior Stock**" shall mean any outstanding series of Preferred Stock provided or fixed pursuant to the provisions of the Certificate of Incorporation ranking senior to the Series A Preferred Stock as to a Qualifying Merger. As of the Series A Original Issue Date, there is no Series A Qualifying Sale Senior Stock.

(cc)　"**Series A Redemption Price**" shall mean, with respect to an outstanding share of Series A Preferred Stock, (i) an amount determined by multiplying the Series A Original Purchase Price (as adjusted for any split or subdivision of outstanding shares of Series A Preferred Stock, any combination of outstanding shares of Series A Preferred Stock or a reclassification or recapitalization of outstanding shares of Series A Preferred Stock (other than a split or subdivision or combination), in each case, occurring after the Series A Original Issue Date) by one hundred and ten percent (110%), *plus* (ii) the aggregate amount of dividends then accrued on such share of Series A Preferred Stock.

(dd)　"**Trading Day**" shall mean any day on which the National Securities Exchange is open for business (other than a day on which the National Securities Exchange is scheduled to or does close prior to its regular weekday closing time).

Unless the context otherwise requires: (i) the word "or" is not exclusive; (ii) the words "including" or "includes" shall be deemed to be following by "without limitation"; (iii) words in the singular include the plural and in the plural include the singular; and (iv) the words "herein," "hereof" and "hereunder" or words of similar import refer to this Certificate of Designation as a whole and not to a particular Section, subsection or clause of this Certificate of Designation.

Section 3.　　Dividends☐

(a)　Preferential Dividends☐ Subject to the rights of the holders of any Series A Dividend Senior Stock, for so long as any shares of Series A Preferred Stock shall be outstanding, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive, out of assets of the Corporation legally available therefore, prior and in preference to the declaration or payment of any dividend on any Series A Dividend Junior Stock, and on a *pari passu* basis with respect to the declaration or payment of any dividend on any Series A Dividend Parity Stock, dividends when, as and if declared by the Board of Directors. If legally permissible, the Board of Directors will declare a Dividend on an annual basis of up to ten percent (10%) of the trailing year's net income less capital expenditures.

Cash dividends shall be paid, at the discretion of the Board of Directors, in either cash, stable coins or the sUSD token on the Corporation's SOMA platform.

Section 4.　　Liquidation, Dissolution or Winding Up; Qualifying Merger; Qualifying Sale☐

(a)　Liquidation, Dissolution or Winding Up☐ Subject to the rights of the holders of any Series A Liquidation Senior Stock, in the event of the Corporation's liquidation, dissolution or winding up, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive, out of the assets of the Corporation available for distribution to the Corporation's stockholders (the "**Liquidation Proceeds**"), prior and in preference to any distribution of the Liquidation Proceeds to the holders of any Series A Liquidation Junior Stock, and on a *pari passu* basis with respect to the holders of any Series A Liquidation Parity Stock, consideration in an amount per share equal to the Series A Preference Price. If, upon the occurrence of a liquidation, dissolution or winding up of the Corporation, the Liquidation Proceeds distributed among the holders of outstanding shares of Series A Preferred Stock and any Series A

Liquidation Parity Stock shall be insufficient to permit the payment to such holders of the full preferential amounts to which they are entitled, then the entire Liquidation Proceeds shall be distributed ratably among the holders of outstanding shares of Series A Preferred Stock and such Series A Liquidation Parity Stock in proportion to the full preferential amount to which each such holder is otherwise entitled to receive. In the event of the Corporation's liquidation, dissolution or winding up, after payment in full of the amounts to which they are entitled pursuant to this Section 4(a), the holders of Series A Preferred Stock shall not be entitled to any further right or claim to any of the remaining Liquidation Proceeds. None of a Qualifying Merger, a Qualifying Sale, a merger or consolidation of the Corporation with or into another corporation or other entity or sale of all or any part of the assets of the Corporation which, in each case, shall not in fact result in the liquidation, dissolution or winding up of the Corporation and the distribution of its assets to its stockholders, shall not be deemed a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4(a).

(b)   Qualifying Merger☐ Subject to the rights of the holders of any Series A Qualifying Merger Senior Stock, in the event of a Qualifying Merger, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive, in connection with the conversion in the Qualifying Merger of the shares of Series A Preferred Stock held by them immediately prior to the effectiveness of the Qualifying Merger, out of the aggregate consideration to which the holders of all capital stock of the Corporation are entitled to receive in connection with the conversion in the Qualifying Merger of such shares held by them immediately prior to the effectiveness of the Qualifying Merger (the "**Qualifying Merger Consideration**"), prior and in preference to the receipt of Qualifying Merger Consideration by the holders of any Series A Qualifying Merger Junior Stock, and on a *pari passu* basis with the receipt of Qualifying Merger Consideration by the holders of any Series A Qualifying Merger Parity Stock, consideration in an amount per share equal to the Series A Preference Price. If, upon the occurrence of a Qualifying Merger, the Qualifying Merger Consideration distributed among the holders of outstanding shares of Series A Preferred Stock and any Series A Qualifying Merger Parity Stock shall be insufficient to permit the payment to such holders of the full preferential amounts to which they are entitled to receive, then the entire Qualifying Merger Consideration shall be distributed ratably among the holders of outstanding shares of Series A Preferred Stock and such Series A Qualifying Merger Parity Stock in proportion to the full preferential amount to which each such holder is otherwise entitled to receive. In the event of a Qualifying Merger, after payment in full of the amounts to which they are entitled pursuant to this Section 4(b), the holders of Series A Preferred Stock shall not be entitled to any further right or claim to any of the remaining Qualifying Merger Consideration.

(c)   Qualifying Sale☐ Subject to the rights of the holders of any Series A Qualifying Sale Senior Stock, in the event of a Qualifying Sale, the holders of outstanding shares of Series A Preferred Stock shall be entitled to be paid, out of the aggregate consideration payable to the Corporation in such Qualifying Sale (the "**Qualifying Sale Consideration**"), prior and in preference to the payment, out of the Qualifying Sale Consideration, to holders of any Series A Qualifying Sale Junior Stock, and on a *pari passu* basis with the payment, out of the Qualifying Sale Consideration, to the holders of any Series A Qualifying Sale Parity Stock, consideration in an amount per share equal to the Series A Preference Price. If, upon the occurrence of a Qualifying Sale, the Qualifying Sale Consideration thus distributed among the holders of outstanding shares of Series A Preferred Stock and any Series A Qualifying Sale Parity Stock shall be insufficient to permit the payment to such holders of the full preferential amounts to which they are entitled to receive, then the entire Qualifying Sale Consideration shall be distributed ratably among the holders of outstanding shares of Series A Preferred Stock and such Series A Qualifying Sale Parity Stock in proportion to the full preferential amount to which each such holder is otherwise entitled to receive. In the event of a Qualifying Sale, after payment in full of the amounts to which they are entitled pursuant to this Section 4(c), the holders of Series A Preferred Stock shall not be entitled to any further right or claim to any of the remaining Qualifying Sale Consideration.

(d)   Determining Liquidation Proceeds, Qualifying Merger Consideration and Qualifying Sale Consideration In the event of a liquidation, dissolution or winding up of the Corporation, a Qualifying Merger or a Qualifying Sale, if any of the Liquidation Proceeds, the Qualifying Merger Consideration or the Qualifying Sale Consideration, respectively, is in a form other than cash, its value for purposes of applying the terms of Section 4(a), Section 4(b) and Section 4(c), respectively, shall be the fair market value thereof determined as follows:

(i)   Securities shall be valued at the Average Price of such securities over the twenty (20) Trading Day period ending three (3) Trading Days prior to the distribution date (in the event of a liquidation, dissolution or winding up the Corporation) or the closing date (in the event of a Qualifying Merger or a Qualifying Sale), as applicable;

(ii)   Any consideration other than cash or securities shall be valued by the Board of Directors; and

(iii)   The foregoing methods for valuing consideration other than cash to be distributed in connection with a Qualifying Merger or a Qualifying Sale, as applicable, may be superseded by any determination of such value set forth in the definitive agreements governing such Qualifying Merger or a Qualifying Sale, respectively.

(e)   Noncompliance In the event the requirements of this Section 4 are not complied with, to the fullest extent permitted by applicable law, the Corporation shall forthwith either:

(i)   Cause the closing of such Qualifying Merger or such Qualifying Sale, as applicable, to be postponed or delayed until such time as the requirements of this Section 4 have been complied with; or

(ii)   Terminate or abandon such Qualifying Merger or such Qualifying Sale, as applicable, in which event (for the avoidance of doubt) the voting powers, if any, and the preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions, if any, of Series A Preferred Stock shall, to the fullest extent permitted by applicable law, be the same as or revert to, as applicable, voting powers, if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, existing prior to such Qualifying Merger or such Qualifying Sale, respectively.

Section 5.   Voting☐   Except as provided by the Certificate of Incorporation or applicable law, of the holder of Series A Preferred Stock shall not be entitled to vote on any matter brought by the Corporation to its holders of Common Stock.

Section 6.   Notices☐ Any notice required by the provisions of this Certificate of Designation to be given to a holder or holders of outstanding shares of Series A Preferred Stock shall be deemed given to each holder of record in any manner permitted under the DGCL.

Section 7.   Redemption at the Option of the Corporation☐

(a)   Series A Corporation Redemption Date☐ Subject to applicable law, upon the business day established by the Board of Directors at any time from time to time from and after the Series A Original Issue Date (such business day, the "**Series A Corporation Redemption Date**"), and without any action on the part of the Corporation or any holder of outstanding shares of Series A Preferred Stock, one or more or all of the outstanding shares of Series A Preferred Stock (as determined by the Board of Directors) shall be redeemed by the Corporation on the Series A Corporation Redemption Date at the Series A Redemption Price, which aggregate number of shares of Series A Preferred Stock to be redeemed shall be effected *pro rata* based on the number of outstanding shares of Series A Preferred Stock held by a holder bears to the number of outstanding shares of Series A Preferred Stock held by all holders of Series A Preferred Stock. The Corporation shall provide (on a business day) written notice to the holders of outstanding shares of Series A Preferred Stock of the Series A Corporation Redemption Date not less than thirty (30) days prior to the Series A Corporation Redemption Date setting forth (i) the Series A Corporation Redemption Date, (ii) the Series A Redemption Price and (iii) the aggregate number of outstanding shares of Series A Preferred Stock to be redeemed by the Corporation on such Series A Corporation Redemption Date.

(b)   Payment of the Series A Redemption Price☐The Series A Redemption Price shall be payable in cash solely out of funds of the Corporation legally available therefore.

(c)   Delivery of the Series A Preference Price☐ Promptly following the Series A Corporation Redemption Date, the Corporation shall deliver the Series A Redemption Price, in cash, to the holders of shares of Series A Preferred Stock entitled thereto by either (i) wire transfer, to an account designated by the relevant holder by written notice delivered to the Corporation at the principal office of the Corporation or of any transfer agent for Series A Preferred Stock not less than two (2) business days prior to the Series A Corporation Redemption Date, or (ii) delivery of a check, to the address of the relevant holder as shown on the books and records of the Corporation.

(d)   Effect of Redemption☐ Redemption of one or more all of the outstanding shares of Series A Preferred Stock pursuant to this Section 7 shall be deemed to have been made immediately prior to the close of business on the Series A Corporation Redemption Date. From and after the Series A Corporation Redemption Date, each share of Series A Preferred Stock redeemed pursuant to this Section 7 shall no longer be deemed to be outstanding and all rights in respect of such share of Series A Preferred Stock shall cease, except for the right to receive the Series A Redemption Price.

Section 8.   SOMA Tokens

.

(a)   Series A Preferred Stock. The Series A Preferred Stock will be represented by SOMA Tokens issued by the Corporation.

Section 9.   Status of Redeemed or Repurchased Shares☐ If any share of Series A Preferred Stock is redeemed, repurchased or otherwise acquired by the Corporation in any manner whatsoever, the share of Series A Preferred Stock so acquired may be reissued by the Corporation.

Section 10.   Waiver☐ The voting powers, if any, of the Series A Preferred Stock and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the Series A Preferred Stock may be waived as to all shares of Series A Preferred Stock in any instance (without the necessity of calling, noticing or holding a meeting of stockholders) by the consent or agreement of the holders of at least fifty percent (50%) of the then outstanding shares of Series A Preferred Stock, consenting or agreeing separately as a single class."

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation of the Series A Perpetual Preferred Stock of SOMA Finance, Incorporated on this 28th day of September, 2023.

SOMA FINANCE, INCORPORATED

By: _William B Heyn_

Name: William B. Heyn
Title: Chief Executive Officer

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

SOMA FINANCE, INCORPORATED

By: /s/ William B. Heyn
Name: William B. Heyn
Title: Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ William B. Heyn William B. Heyn	*Chief Executive Officer* and Director *(Principal Executive Officer)*	April 8, 2025
/s/ William B. Heyn William B. Heyn	*Chief Financial Officer* *(Principal Financial and Accounting Officer)*	April 8, 2025
/s/ James R. Preissler James R. Preissler	*Director*	April 8, 2025
/s/ John P. Mullin John P. Mullin	*Director*	April 8, 2025
/s/ J. William D. Corkin J. William D. Corkin	*Director*	April 8, 2025